UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 27, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 27, 2016 announcing Turkcell’s Second Quarter 2016 results and Q2 2016 IFRS Report.

TURKCELL ILETISIM HIZMETLERI

SECOND QUARTER 2016 RESULTS

4.5G
TURKCELL

1

Second Quarter 2016 Results

Content

HIGHLIGHTS
COMMENTS BY KAAN TERZIOGLU, CEO	4

FINANCIAL AND OPERATIONAL REVIEW OF THE SECOND QUARTER 2016
FINANCIAL REVIEW OF TURKCELL GROUP	6
OPERATIONAL REVIEW IN TURKEY	10

TURKCELL INTERNATIONAL
lifecell	11
BeST	12
KKTCELL	12
FINTUR	12
TURKCELL GROUP SUBSCRIBERS	13

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	14

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	14

Appendix A – Tables	16

•
Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	As previously announced, starting from Q115, we now have three reporting segments:

o
“Turkcell Turkey” which comprises all of our telecom related businesses in Turkey (as used in our previous releases, this term covered only mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom related businesses outside of Turkey.

o
“Other subsidiaries” which is mainly comprised of our information and entertainment services, call center business revenues, financial services revenues and inter-business eliminations. Call centers were previously included in Turkcell Turkey but are, with effect from the fourth quarter of 2015, now included in “Other subsidiaries”. We have made this change because we believe that our third party call center revenues are not telecom related. All figures presented in this document for prior periods have been restated to reflect this change.

•
In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for June 30, 2016 refer to the same item as at June 30, 2015. For further details, please refer to our consolidated financial statements and notes as at and for June 30, 2016, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•
With effect from Q4 2015, our financial statements are presented in TRY only, the currency in which we recognize the majority of our revenues and expenses. We will no longer present financial statements in US$. This change allows us align our Turkish and US reporting.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies for the calculations in the text.

•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

2

Second Quarter 2016 Results

HALF YEAR SUMMARY

•	All-time-high first half revenue and EBITDA1, both at the Turkcell Turkey and Turkcell Group level

•	Turkcell Turkey revenues and EBITDA up 8.9% and 5.5%, respectively with an EBITDA margin of 31.0%

•	Group revenues and EBITDA up 8.4% and 5.7%, respectively with an EBITDA margin of 30.8%

•	Group net income as per IFRS up 14.7% to TRY979 million and proforma net income2 up 5.3% to TRY1,118 million

•	Full year guidance3 maintained for revenue growth and EBITDA margin; Turkcell Turkey and Group revenue growth targeted at 8% - 10%, Group EBITDA margin targeted at 31% - 33%

-	Capex over sales outlook revised to ~25% (previous ~20%), reflecting accelerated 4.5G investments3

SECOND QUARTER SUMMARY

•	Turkcell Turkey’s revenues and EBITDA1 up 8.0% and 0.9%, respectively with an EBITDA margin of 30.7%; data and services revenues, comprising 46% of Turkcell Turkey revenues, up 39.3%

•	Group revenues and EBITDA up 8.6% and 3.5%, respectively with an EBITDA margin of 30.7%

•	Group net income as per IFRS at TRY416 million (TRY712 million). Group proforma net income2 at TRY542 million (TRY569 million)

•	Turkcell International revenues at TRY204 million (TRY205 million) with an EBITDA margin of 26.0%

•	Close to a US$1 billion open credit line utilization at favorable terms (LIBOR /EURIBOR +2.0%), to further strengthen our liquidity In June

•	Participating cross currency swap transactions in June and July 2016 to hedge against approximately EUR650 million of our loan portfolio to mitigate against any future macroeconomic volatility

FINANCIAL HIGHLIGHTS

TRY million	Q215	Q216	y/y %	H115	H116	y/y %
Revenue	3,092.9	3,358.1	8.6%	6,071.1	6,583.5	8.4%
Turkcell Turkey	2,786.3	3,008.2	8.0%	5,448.5	5,935.7	8.9%
EBITDA1	994.8	1,029.3	3.5%	1,921.7	2,030.8	5.7%
Turkcell Turkey	915.0	923.1	0.9%	1,743.2	1,839.2	5.5%
EBITDA Margin	32.2%	30.7%	(1.5pp)	31.7%	30.8%	(0.9pp)
Net Income	712.0	416.1	(41.6%)	853.1	978.8	14.7%
Proforma Net Income2	568.6	541.7	(4.7%)	1,061.6	1,118.1	5.3%

(1) EBITDA is a non-GAAP financial measure. See page 14 for the reconciliation and the explanation of how we calculate Adjusted EBITDA to net income.
(2) We use “proforma net income” as a means of presenting our net income net of certain non-operating items and items that we believe are non-recurring. We define “proforma net income” in this document as net Income excluding FX gain / (loss) (including tax and minority impact), interest Income on time deposits of Turkcell Iletisim Hizmetleri, interest expense on loans & borrowings, share of profit of equity accounted investees (Fintur), 4.5G license amortization and one-off items. Please note that this is a non-GAAP measure and that we may in future presentations change the scope of items that we deduct from net income to arrive at “proforma net income.”
(3) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2015 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.
For further details, please refer to our consolidated financial statements and notes as at and for June 30, 2016 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

3

Second Quarter 2016 Results

COMMENTS BY KAAN TERZIOGLU, CEO

We believe in Turkey, and the increased demand of our customers for 4.5G motivates us to boldly continue our investments.

We registered all-time-high first half revenue and EBITDA, both at the Turkcell Turkey and Turkcell Group level in the first half of 2016. In the second quarter, Turkcell Group achieved the highest level of growth of the past 3 years at 8.6% with a performance that improved every quarter.

In the first half of the year, Turkcell Turkey, comprising 90% of Group revenues, continued its growth at 8.9%, recording an EBITDA margin of 31.0%. Group revenues rose 8.4% to TRY6.6 billion, while EBITDA increased 5.7% to TRY2.0 billion, achieving a 30.8% EBITDA margin. Proforma Group net income1 is at TRY1.1 billion, while net income as per IFRS is at TRY979 million. With these results, which are in line with our plans, we maintain our guidance of 8%-10% revenue growth and a 31% - 33% EBITDA margin for 20162.

In the first half of 2016, we focused on investing in 4.5G, which has reshaped the telecommunication market in Turkey. Given the strong interest from our customers, we have accelerated our 4.5G investments and achieved a population coverage of around 82% in 81 cities across Turkey. As of today, our 4.5G customers have reached 16 million3, while 23% of total data traffic has derived from our 4.5G network.

We registered an operational capex to sales ratio of 23% for the first half of the year with our accelerated investment in 4.5G. We will continue to invest at full speed in the second half of the year. Accordingly, we are revising our Group operational capex to sales ratio target to 25% for 2016 from the previously announced 20%2.

We have marked a milestone in the telecommunication sector, which also serves Turkey’s broader 2023 targets. With a view to utilizing and further improving existing communication infrastructures, and for an efficient use of our resources while establishing a fair and competitive environment, we have taken significant steps towards forming an infrastructure company together with Vodafone, Turksat and TELKODER4 members.

With these investments, we serve our part in Turkey’s objective of becoming a “country that produces technology, rather than just consuming”, once again declaring our belief in our country.

Turkcell Turkey: Continued growth

Turkcell continued to gain postpaid, fiber and digital service subscribers in the quarter. Postpaid customers rose by 956 thousand year-on-year to 52% of our subscriber base. Fiber subscribers rose by 148 thousand year-on-year to 965 thousand, with total fixed subscribers exceeding 1.6 million.

The notable demand for digital services has continued in this quarter. The number of customers who downloaded BiP, Turkcell TV+, Smart Storage, Goals on Your Mobile, fizy, My Account, Digital Media and Turkcell Academy applications has reached 31 million from 12.5 million a year ago.  Those to have accepted our services have reached 16.7 million from 5.6 million.

4

Second Quarter 2016 Results

In accordance with our convergence strategy, the mobile triple play ratio, which includes voice, data and service users reached 20%5, increasing by 3 percentage points in a quarter, while multiplay with TV service users increased by 3 percentage points to 33% in the fixed segment.

Turkcell Consumer Finance Company reached approximately one million customers

Turkcell Consumer Finance Company, which commenced operations in March, has contributed to the smartphone penetration increase by providing over TRY1.2 billion loans to approximately one million customers for the financing of smartphones. Smartphone penetration on our network rose to 60% year-on-year. Also with the increase in the number of smartphones, our data revenue grew 36.2% and our service revenue grew 56.1% year-on-year.

In this quarter, interest in our payment platform, Paycell has increased, where we have launched numerous campaigns and signed collaborations with brands including Shell, Zubizu and Google. Over 11 million transactions with a value of TRY375 million passed through this platform in the first six months of this year. In the upcoming periods, more institutions will be able to offer a seamless mobile payment experience to their customers via Paycell.

We inaugurated Turkey’s largest data center

In June, we inaugurated Turkey’s largest data center in Gebze on a total area of 33 thousand square meters. We are determined to become one of the strongest data storage companies in our region. We plan to open new data centers in Izmir and Ankara, and with their opening, we will have a total data center area of 107 thousand square meters.

We will move forward in line with our plans

The recent events in our country have yet again demonstrated the importance of uninterrupted communication. During this challenging period, we have remained committed to providing accurate information on a timely basis by maintaining our infrastructure intact and fully operational.

We wholeheartedly believe that the future is bright, both for Turkey and our industry. We trust that the markets will remain strong, despite short-term volatility. As Turkcell, we have entered this period with previously taken precautionary measures. Having funds for investment and expansion that we believe are adequate for the next 3 years, having already taken various actions against currency risk and operating our business on the basis of disciplined financial policies at all times, we are able to perform soundly during this period. Furthermore, we so far observe no negative impact on demand for our services. Turkey’s swift recovery from the terrorist attacks staged by a group of terrorists in collaboration with certain elements within the Turkish Armed Forces strongly encourages us regarding the stability of Turkey. In this context, we continue to move firmly towards our targets.

We would like to take this opportunity to once again thank our Board of Directors and the Turkcell team for their outstanding performance, dedication and compassion during this difficult period, which fully embodies the Turkcell spirit.

(1) We use “proforma net income” as a means of presenting our net income net of certain non-operating items and items that we believe are non-recurring. We define “proforma net income” in this document as net Income excluding FX gain / (loss) (including tax and minority impact), interest Income on time deposits of Turkcell Iletisim Hizmetleri, interest expense on loans & borrowings, share of profit of equity accounted investees (Fintur), 4.5G license amortization and one-off items. Please note that this is a non-GAAP measure and that we may in future presentations change the scope of items that we deduct from net income to arrive at “proforma net income.”
(2) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2015 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

5

Second Quarter 2016 Results

(3) Customers registered to 4.5G services through SMS confirmation
(4) Turkish Competitive Telco Operators Association
(5) Multiplay customers with TV: Internet + TV users & internet + TV + voice users

FINANCIAL AND OPERATIONAL REVIEW OF THE SECOND QUARTER 2016

The following discussion focuses principally on the developments and trends in our business in the second quarter of 2016 in TRY terms. Selected financial information presented in this press release for the second quarter and half year 2015 and 2016 is based on IFRS figures.

Selected financial information for the second quarter of 2015, for the first and second quarters of 2016, half year 2015 and 2016 prepared in accordance with IFRS and Turkish Accounting standards, is also included at the end of this press release.

Financial Review of Turkcell Group

Profit & Loss Statement	Quarter			Half Year
(million TRY)	Q215	Q216	y/y %	H115	H116	y/y %
Total Revenue	3,092.9	3,358.1	8.6%	6,071.1	6,583.5	8.4%
Direct cost of revenues1	(1,898.3)	(2,236.9)	17.8%	(3,726.9)	(4,255.7)	14.2%
Direct cost of revenues1/revenues	(61.4%)	(66.6%)	(5.2pp)	(61.4%)	(64.6%)	(3.2pp)
Depreciation and amortization	(409.5)	(567.1)	38.5%	(803.9)	(1,021.9)	27.1%
Gross Margin	38.6%	33.4%	(5.2pp)	38.6%	35.4%	(3.2pp)
Administrative expenses	(150.4)	(175.8)	16.9%	(291.2)	(354.5)	21.7%
Administrative expenses/revenues	(4.9%)	(5.2%)	(0.3pp)	(4.8%)	(5.4%)	(0.6pp)
Selling and marketing expenses	(458.9)	(483.2)	5.3%	(935.2)	(964.4)	3.1%
Selling and marketing expenses/revenues	(14.8%)	(14.4%)	0.4pp	(15.4%)	(14.6%)	0.8pp
EBITDA2	994.8	1,029.3	3.5%	1,921.7	2,030.8	5.7%
EBITDA Margin	32.2%	30.7%	(1.5pp)	31.7%	30.8%	(0.9pp)
EBIT3	585.3	462.2	(21.0%)	1,117.8	1,008.9	(9.7%)
Net finance income / (expense)	397.1	21.8	(94.5%)	(86.3)	188.0	n.m.
Finance expense	221.9	(140.7)	(163.4%)	(513.8)	(195.7)	(61.9%)
Finance income	175.2	162.5	(7.2%)	427.5	383.7	(10.2%)
Share of profit of associates	94.0	(7.9)	(108.4%)	188.8	7.3	(96.1%)
Other income / (expense)	(123.4)	13.8	n.m.	(176.4)	2.7	n.m.
Non-controlling interests	(100.5)	(11.6)	(88.5%)	183.9	(22.5)	(112.2%)
Income tax expense	(140.5)	(62.2)	(55.7%)	(374.7)	(205.6)	(45.1%)
Net Income	712.0	416.1	(41.6%)	853.1	978.8	14.7%

Proforma Net Income4	568.6	541.7	(4.7%)	1,061.6	1,118.1	5.3%

(1) Including depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 14 for the reconciliation and an explanation of how we calculate Adjusted EBITDA to net income.
(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.
(4) We use “proforma net income” as a means of presenting our net income net of certain non-operating items and items that we believe are non-recurring. We define “proforma net income” in this document as net Income excluding FX gain / (loss) (including tax and minority impact), interest Income on time deposits of Turkcell Iletisim Hizmetleri, interest expense on loans & borrowings, share of profit of equity accounted investees (Fintur), 4.5G license amortization and one-off items. Please note that this is a non-GAAP measure and that we may in future presentations change the scope of items that we deduct from net income to arrive at “proforma net income.”

6

Second Quarter 2016 Results

Revenues of the Group grew by 8.6% year-on-year in Q216.

Turkcell Turkey revenues, constituting 90% of Group revenues, rose by 8.0% to TRY3,008 million (TRY2,786 million). This was driven by 8% growth, both in consumer and corporate segment revenues to TRY2,385 million (TRY2,208 million) and to TRY540 million (TRY501 million), respectively. Our data, services and solutions revenues, comprising 46% of Turkcell Turkey revenues, have been the key growth driver, up by 39.3% to TRY1,389 million (TRY997 million).

On April 1, 2016, we began to offer 4.5G technology to our subscribers, launching a new era in Turkey’s telecommunications sector. The launch of 4.5G has precipitated a shift in market dynamics in Turkey. Today’s consumer consumption trend is in favor of data, while traditional voice and SMS services have a lesser impact on consumer decision making. Our investments mirror this trend. Duly, as of Q216, our revenue discussion of Turkey business focuses on data and services.

Our subscribers have enjoyed the 4.5G experience with the new high quota data packages we have launched, while we doubled the data quota of their existing packages for three months. Accordingly, in Q216 21% of our data traffic (23% as of July), which quarterly rose by 33%, was through our 4.5G network. Our 4.5G subscribers consumed 2.4 times more data per month as compared to a non 4.5G user. Coupled with higher smartphone penetration of 60% and more data users overall, data revenues rose by 36.2% to TRY1,141 million (TRY838 million), while services and solutions revenues grew by 56.1% driven mainly by increased usage of Turkcell TV+, fizy, Smart Storage and other mobile services.

Meanwhile, wholesale revenues grew by 11.2% to TRY102 million (TRY92 million) with the increase in carrier traffic.

Turkcell International revenues, comprising 6% of Group revenues, were at TRY204 million (TRY205 million) driven by currency devaluation in Ukraine and Belarus as lifecell and BeST grew by 7.1% and 25.1%, respectively in local currency terms.

Other subsidiaries’ revenues, at 4% of Group revenues, which includes information and entertainment services, call center revenues and revenues from financial services rose by 43.3% to TRY146 million (TRY102 million). This was mainly driven by the contribution of revenues of our Consumer Finance Company, which commenced operations nationwide in March 2016.

Direct cost of revenues rose to 66.6% (61.4%) as a percentage of revenues in Q216, mainly due to the rise in depreciation and amortization expenses (3.6pp) reflecting the 4.5G license and investments and various other cost items mainly related with our network (1.6pp).

Administrative expenses rose to 5.2% (4.9%) as a percentage of revenues in Q216.

Selling and marketing expenses declined to 14.4% (14.8%) as a percentage of revenues in Q216, driven by the decline in selling expenses (0.8pp) with our value focused customer acquisition strategy and fall in various other cost items (0.5pp), more than offsetting the rise in marketing expenses (0.9pp) related to the 4.5G launch.

EBITDA*rose by 3.5% year-on-year in Q216 with an EBITDA margin at 30.7% (32.2%). Direct cost of revenues (excluding depreciation and amortization) increased by 1.6pp and administrative expenses rose by 0.3pp, while selling and marketing expenses declined by 0.4pp.

•	Turkcell Turkey’s EBITDA grew by 0.9% to TRY923 million (TRY915 million), while the EBITDA margin was at 30.7% (32.8%).

•	Turkcell International EBITDA was at TRY53 million (TRY56 million) adversely impacted by the year-on-year devaluation in Ukraine and Belarus while the EBITDA margin was at 26.0% (27.2%).

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Second Quarter 2016 Results

•	The EBITDA of other subsidiaries rose by 120% to TRY53 million (TRY24 million) with the contribution of the financial services business.

(*)EBITDA is a non-GAAP financial measure. See page 14 for the reconciliation and an explanation of how we calculate Adjusted EBITDA to net income.

Net finance income of TRY22 million (TRY397 million) was recorded in Q216. In contrast to the translation loss of TRY24 million in Q216, in Q215 a translation gain of TRY261 million was registered with positive currency movements in Ukraine. Moreover, the decline in interest income from time deposits due to a lower cash balance, the rise in interest expenses in relation to loans and 4.5G payables led to a lower net finance income in Q216. Please see Appendix A for translation gain and loss details.

Income tax expense declined 55.7% year-on-year in Q216. Please see Appendix A for details.

Net income of the Group as per IFRS declined to TRY416 million (TRY712 million) in Q216. This was mainly due to a translation loss in Q216 in contrast to a translation gain in Q215, the negative contribution of Fintur, lower interest income from time deposits due to a lower cash balance, increased interest expense on loans and 4.5G payables and a higher amortization expense due to the 4.5G license. Proforma net income1 was at TRY542 million (TRY569 million) in Q216.

The net income of Turkcell Turkey as per IFRS declined to TRY413 million (TRY586 million) in Q216 mainly due to the reasons explained above for Group net income decline. Proforma net income1 was at TRY513 million (TRY567 million) in Q216.

Please see Appendix A for a reconciliation of Group and Turkcell Turkey proforma net income to net income per IFRS.

Total debt as of June 30, 2016 rose to TRY7,307 million from TRY4,028 million as of March 31, 2016, as we utilized the club loan line for EUR445 million and US$500 million (c. US$1 billion).

•	Turkcell Turkey’s debt balance was TRY6,499 million, of which TRY3,063 million (US$1,059 million) was denominated in US$, TRY3,061 (EUR955 million) in EUR and the remaining TRY375 million in TRY.

•	The debt balance of lifecell was TRY336 million, denominated in UAH.

•	Consumer Finance Company had a debt balance of TRY467 million denominated in TRY.

TRY4,648 million of our consolidated debt is set at a floating rate, while TRY1,098 million will mature within less than a year. (Please note that the figures in parentheses refer to US$ or EUR equivalents).

In order to hedge against approximately EUR650 million of our loan portfolio, we have engaged in participating cross currency swap transactions:

•	In June, EUR500 million China Development Bank loan with 10 years final maturity and EURIBOR +2.2% annual interest rate has been swapped to TRY denominated liability.

•	Recently in July, US$150 million of Club Loan with 4 years final maturity and LIBOR + 2.0% annual interest rate has been swapped to TRY denominated liability.

•	Foreign currency call and put options are embedded in the transactions mentioned above.

8

Second Quarter 2016 Results

(1) We use “proforma net income” as a means of presenting our net income net of certain non-operating items and items that we believe are non-recurring. We define “proforma net income” in this document as net Income excluding FX gain / (loss) (including tax and minority impact), interest Income on time deposits of Turkcell Iletisim Hizmetleri, interest expense on loans & borrowings, share of profit of equity accounted investees (Fintur), 4.5G license amortization and one-off items. Please note that this is a non-GAAP measure and that we may in future presentations change the scope of items that we deduct from net income to arrive at “proforma net income.”

Cash flow analysis: Capital expenditures, including non-operational items amounted to TRY879.6 million in Q216. The net change in debt mainly relates to an approximately US$1 billion equivalent club loan utilization. The cash flow item noted as “other” included the payment of the second installment of the 4.5G license (TRY1,323 million), advance payments for fixed asset purchases (TRY915 million) and the negative impact of the change in other working capital (TRY2 million).

Capital expenditures, including non-operational items amounted to TRY1,618.0 million in H116. The cash flow item noted as “other” includes the payment of the second installment of the 4.5G license (TRY1,323 million), advance payments for fixed asset purchases (TRY915 million), regulatory fee payments (TRY491 million) and the negative impact of the change in other working capital (TRY197 million).

In Q216 and H116, operational capital expenditures* at the Group level were at 25% and 23% of total revenues, respectively.

Consolidated Cash Flow (million TRY)	Quarter		Half Year
	Q215	Q216	H115	H116
EBITDA1	994.8	1,029.3	1,921.7	2,030.8
LESS:
Capex and License	(957.4)	(879.6)	(1,712.9)	(1,618.0)
Turkcell Turkey	(683.3)	(801.6)	(1,027.2)	(1,477.0)
Turkcell International2	(263.8)	(71.0)	(672.2)	(132.7)
Other Subsidiaries2	(10.3)	(7.0)	(13.5)	(8.3)
Net interest Income/ (expense)	136.0	45.9	350.9	217.4
Other	114.6	(2,240.1)	(1,176.0)	(2,925.9)
Net Change in Debt	(239.0)	3,291.5	(192.7)	3,146.3
Cash generated / (used)	49.0	1,247.0	(809.0)	850.6
Cash balance before dividend payment	8,222.8	3,769.4	8,222.8	3,769.4
Dividend paid	(3,925.0)	-	(3,925.0)	-
Cash balance after dividend payment	4,297.8	3,769.4	4,297.8	3,769.4

(1) EBITDA is a non-GAAP financial measure. See page 14 for the reconciliation and an explanation of how we calculate Adjusted EBITDA to net income.
(2) The impact from the movement of reporting currency (TRY) against local currencies of subsidiaries in other countries is included in these lines.
(*) Excluding license fees

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Second Quarter 2016 Results

Operational Review in Turkey

Summary of Operational data	Q215	Q216	y/y %
Number of subscribers	35.5	34.5	(2.8%)
Mobile Postpaid (million)	15.9	16.8	5.7%
Mobile M2M (million)	1.7	2.0	17.6%
Mobile Prepaid (million)	18.1	15.8	(12.7%)
Fiber (thousand)	817.6	965.4	18.1%
ADSL (thousand)	528.0	675.2	27.9%
IPTV (thousand)	139.0	303.0	118.0%
Churn (%)
Mobile Churn (%)	8.0%	8.0%	-
Fixed churn (%)	4.2%	5.1%	0.9%
ARPU (Average Monthly Revenue per User)
Mobile ARPU, blended (TRY)	24.0	25.7	7.1%
Postpaid	38.0	37.7	(0.8%)
Postpaid (excluding M2M)	42.1	42.3	0.5%
Prepaid	12.2	13.3	9.0%
Fixed Residential ARPU, blended (TRY)	47.9	51.3	7.1%
Mobile MOU (Avg. Monthly Minutes of usage per subs) blended	302.0	323.5	7.1%

In Q216, we continued to focus our efforts on expanding the value generating customer base and enriching user experience through the upsell and cross-sell of our products and services.

On the mobile front, our postpaid customer base grew by 122 thousand quarterly and 956 thousand annual additions to 16.8 million, amounting to 51.6% (46.7%) of the total. Meanwhile, lower value generating customers mainly from the more price sensitive prepaid segment declined in parallel to our expectations, which led the overall mobile customer base to fall by 763 thousand to 32.6 million.

The fixed customer base has exceeded 1.6 million with 59 thousand quarterly net additions, of which 30 thousand were fiber and 29 thousand were ADSL subscribers. On an annual basis, we recorded 295 thousand fixed customers; 148 thousand were fiber and 147 thousand were ADSL customers.  IPTV customers reached 303 thousand on 35 thousand quarterly net additions. Annually IPTV customers increased by 164 thousand. In total, mobile TV has been downloaded by 1.8 million users to date.

Mobile churn remained at 8.0% (8.0%) year-on-year, while fixed churn was slightly higher at 5.1% (4.2%).

Mobile blended ARPU rose by 7.1% with our upsell strategy, focus on high value customer groups, as well as increased package penetration. Triple play ratio, which includes voice, data and services users, reached 20%1 and contributed to the ARPU uplift. Meanwhile, consumer segment ARPU rose by 11% reflecting our value focused customer acquisitions and inflationary pricing strategy.

Fixed ARPU rose 7.1% on increased multiplay customers with TV2 to 33% of total residential fiber customers in addition to implementation of inflationary pricing strategy.

10

Second Quarter 2016 Results

Mobile MoU rose by 7.1% driven by our increased postpaid base and upsell efforts.

Smartphone penetration on our network reached 60% with 904 thousand quarterly net additions. Accordingly, there were 17.5 million smartphones on our network at quarter end, with 46% being 4.5G enabled.

(1) Breakdown among mobile voice users which excludes subscribers who do not use their line in the last 3 months
(2) Multiplay customers with TV: Internet + TV users & internet + TV + voice users

TURKCELL INTERNATIONAL

lifecell* Financial Data	Quarter			Half Year
	Q215	Q216	y/y%	H115	H116	y/y%
Revenue (million UAH)	1,075.6	1,152.2	7.1%	2,134.7	2,284.8	7.0%
EBITDA (million UAH)	324.3	304.1	(6.2%)	651.8	660.2	1.3%
EBITDA margin (UAH)	30.2%	26.4%	(3.8pp)	30.5%	28.9%	(1.6pp)
Net income / loss (million UAH)	1,776.7	1,178.3	(33.7%)	(3,853.3)	1,110.7	n.m.
Capex (million UAH)	1,530.1	562.5	(63.2%)	5,151.7	1,019.4	(80.2%)
Revenue (million TRY)	133.5	131.0	(1.9%)	259.5	259.5	-
EBITDA (million TRY)	40.3	34.5	(14.4%)	79.3	74.9	(5.5%)
EBITDA margin (TRY)	30.2%	26.4%	(3.8pp)	30.6%	28.9%	(1.7pp)
Net income / loss (million TRY)	209.6	128.6	(38.6%)	(465.6)	120.2	n.m.
(*) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell revenues grew by 7.1% in local currency terms, almost doubling mobile broadband revenues on the back of 3G+ services. As a new revenue line, lifecell has started to offer its subscribers a portfolio of terminals that includes data packages. lifecell’s EBITDA fell 6.2% in local currency terms with an EBITDA margin of 26.4% (30.2%), due to higher network related costs of the 3G+ roll-out and  operational leasing expense post the tower related sale and leaseback transaction in April 2016, and higher marketing expenses driven by rebranding activities.

Although UAH appreciated during the quarter, devaluation on a year-on-year basis led to a 1.9% year-on-year decline in lifecell’s revenues in TRY terms, while EBITDA declined by 14.4%.

lifecell has continued its 3G+ network roll-out, leading the market by the number of districts covered. By providing the fastest 3G speed of 63.3 Mbps in Ukraine with 3-carrier technology, lifecell subscribers’ 3G+ adoption has continued, reaching 2.7 million (three-month active). Further, with 52% smartphone penetration, data usage per subscriber has more than doubled post introduction of 3G+.

lifecell* Operational Data	Q215	Q216	y/y%
Number of subscribers (million)1	14.0	12.9	(7.9%)
Active (3 months)2	10.6	9.7	(8.5%)
MOU (minutes) (12 months)	152.8	138.9	(9.1%)
ARPU (Average Monthly Revenue per User), blended (UAH)	26.0	29.3	12.7%
Active (3 months) (UAH)	34.5	38.2	10.7%

(1) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(2) Active subscribers are those who in the past three months made a revenue generating activity.

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Second Quarter 2016 Results

(*) Since July 10, 2015, we hold a 100% stake in lifecell.

In Q216, lifecell’s three-month active subscriber base declined to 9.7 million on 678 thousand quarterly net losses. This was mainly due to decreasing multiple SIM card usage.

Blended ARPU (3-month active) rose by 10.7% driven by increased mobile broadband usage. MoU (12-month active) fell by 9.1% due to changing consumer behavior.

BeST*	Quarter			Half Year
	Q215	Q216	y/y%	H115	H116	y/y%
Number of subscribers (million)1	1.4	1.6	14.3%	1.4	1.6	14.3%
Active (3 months)	1.1	1.1	-	1.1	1.1	-
Revenue (billion BYR)	190.3	238.1	25.1%	366.8	469.0	27.9%
EBITDA (billion BYR)	4.2	7.6	81.0%	4.6	11.4	147.8%
EBITDA margin (BYR)	2.2%	3.2%	1.0pp	1.3%	2.4%	1.1pp
Net loss (billion BYR)	(643.4)	(127.5)	n.m.	(2,806.9)	(224.7)	n.m.
Capex (billion BYR)	22.3	17.3	(22.4%)	42.5	51.2	20.5%
Revenue (million TRY)	34.1	34.8	2.1%	64.1	67.5	5.3%
EBITDA (million TRY)	0.8	1.1	37.5%	0.8	1.7	112.5%
EBITDA margin (TRY)	2.2%	3.2%	1.0pp	1.3%	2.5%	1.2pp
Net loss (million TRY)	(115.0)	(18.6)	n.m.	(493.4)	(32.3)	n.m.
Capex (million TRY)	3.9	2.6	(33.3%)	7.5	7.4	(1.3%)
(1) Starting from Q116, subscriber figure for BeST includes suspended subscriptions whose contracts are still in place. All figures presented in this document for prior periods have been restated to reflect this change.

(*)BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.

BeST registered solid year-on-year revenue growth of 25.1% in Q216 in local currency terms mainly with increased voice revenues and terminal revenues on the back of higher smartphone sales. The EBITDA margin improved by 1.0pp to 3.2% (2.2%), mainly driven by top-line growth and better operational expense management.

In TRY terms, performance remained impacted by yearly local currency devaluation. Revenues rose by 2.1% to TRY35 million (TRY34 million), while EBITDA improved to TRY1.1 million (TRY0.8 million).

KKTCELL (million TRY)*	Quarter			Half Year
	Q215	Q216	y/y%	H115	H116	y/y%
Number of subscribers (million)1	0.5	0.5	-	0.5	0.5	-
Revenue	32.8	33.7	2.7%	64.2	66.1	3.0%
EBITDA	13.0	12.8	(1.5%)	25.3	24.1	(4.7%)
EBITDA margin	39.8%	38.0%	(1.8pp)	39.4%	36.4%	(3.0pp)
Net income	7.9	10.9	38.0%	14.7	17.0	15.6%
Capex	5.5	4.4	(20.0%)	6.7	7.3	9.0%

(1) Starting from Q116, subscriber figure for KKTCELL includes M2M subscriptions as well. All figures presented in this document for prior periods have been restated to reflect this change.
(*) KKTCELL, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.

KKTCELL’s revenues grew by 2.7% year-on-year reflecting strong mobile broadband growth driven by higher data demand. EBITDA declined 1.5% leading to an EBITDA margin of 38.0% (39.8%). This was mainly due to regulatory amendment regarding the termination rates and additional frequency fees.

12

Second Quarter 2016 Results

Fintur’s consolidated revenues declined by 43.4% in Q216. Ongoing competitive pressure in Kazakhstan led to decreased Kcell revenues. Year-on-year currency devaluation also impacted Kcell and Azercell revenues negatively. Fintur subscribers declined by 100 thousand during Q216 to 16.7 million mainly due to Kcell subscriber decline. Fintur had a negative contribution of US$3 million (US$35 million positive contribution) to Group net income in Q216. This was mainly due to the year-on-year devaluation impact on reported figures, revenue pressure in Kazakhstan and Azerbaijan and higher operational tax costs in the region.

Fintur*	Quarter			Half Year
	Q215	Q216	y/y%	H115	H116	y/y%
Subscribers (million)1	17.8	16.7	(6.2%)	17.8	16.7	(6.2%)
Kazakhstan	10.8	9.7	(10.2%)	10.8	9.7	(10.2%)
Azerbaijan	4.2	4.1	(2.4%)	4.2	4.1	(2.4%)
Moldova	0.9	0.9	-	0.9	0.9	-
Georgia	2.0	1.9	(5.0%)	2.0	1.9	(5.0%)
Revenue (million US$)	373	211	(43.4%)	760	404	(46.8%)
Kazakhstan	231	109	(52.8%)	464	209	(55.0%)
Azerbaijan	101	64	(36.6%)	214	123	(42.5%)
Moldova	18	15	(16.7%)	33	28	(15.2%)
Georgia	23	23	-	48	44	(8.3%)
Fintur’s contribution to Group’s net income	35	(3)	(108.6%)	74	3	(95.9%)
(1) Telia Company disclosed a change to the definition of prepaid mobile subscription for all countries of operations in its Q115 results announcement on April 21, 2015. Prepaid subscriptions are counted if the subscriber has been active during the last three months. In line with Telia Company’s reporting, we disclose Fintur operations’ subscriber numbers as three-month active. Prior periods are restated accordingly.
(*) We hold a 41.45% stake In Fintur, which has interests in Kazakhstan, Azerbaijan, Moldova and Georgia.

Turkcell Group Subscribers

Turkcell Group subscribers amounted to approximately 66.5 million as of June 30, 2016. This figure is calculated by taking the number of subscribers of Turkcell Turkey and each of our subsidiaries and unconsolidated investees. It includes the total number of mobile, fiber, ADSL and IPTV subscribers of Turkcell Turkey, the mobile subscribers of lifecell and BeST, as well as KKTCELL, Turkcell Europe and Fintur.

Turkcell Group Subscribers	Q215	Q216	y/y %
Mobile Postpaid (million)	15.9	16.8	5.7%
Mobile Prepaid (million)	18.1	15.8	(12.7%)
Fiber (thousand)	817.6	965.4	18.1%
ADSL (thousand)	528.0	675.2	27.9%
IPTV (thousand)	139.0	303.0	118.0%
Turkcell Turkey subscribers (million)1	35.5	34.5	(2.8%)
Ukraine	14.0	12.9	(7.9%)
Belarus2	1.5	1.6	6.7%
KKTCELL3	0.5	0.5	-
Turkcell Europe4	0.3	0.3	-
Consolidated Subscribers (million)	51.7	49.8	(3.7%)
Fintur5	17.8	16.7	(6.2%)
Turkcell Group Subscribers* (million)	69.5	66.5	(4.3%)

(*) Turkcell Group subscribers figure includes the subscriber figures of our non-consolidated subsidiaries.
(1) Subscribers to more than one service are counted separately for each service.

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Second Quarter 2016 Results

(2) Starting from Q116, subscriber figure for BeST includes suspended subscriptions whose contracts are still in place. All figures presented in this document for prior periods have been restated to reflect this change.
(3) Starting from Q116, subscriber figure for KKTCELL includes M2M subscriptions as well. All figures presented in this document for prior periods have been restated to reflect this change.
(4) The “wholesale traffic purchase” agreement, signed between Turkcell Europe GmbH operating in Germany and Deutsche Telekom for five years in 2010, had been modified to reflect the shift in business model to a “marketing partnership”. The new agreement between Turkcell and a subsidiary of Deutsche Telekom was signed on August 27, 2014. The transfer of Turkcell Europe operations to Deutsche Telekom’s subsidiary was completed on January 15, 2015. Subscribers are still included in the Turkcell Group Subscriber figure.
(5)Telia Company disclosed a change to the definition of prepaid mobile subscription for all countries of operations in its Q115 results announcement on April 21, 2015. Prepaid subscriptions are counted if the subscriber has been active during the last three months. In line with Telia Company’s reporting, we disclose Fintur operations’ subscriber numbers as three-month active. Prior periods are restated accordingly.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter					Half Year
	Q215	Q116	Q216	y/y%	q/q%	H115	H116	y/y%
US$ / TRY rate
Closing Rate	2.6863	2.8334	2.8936	7.7%	2.1%	2.6863	2.8936	7.7%
Average Rate	2.6571	2.9202	2.8736	8.1%	(1.6%)	2.5602	2.8969	13.2%
EUR / TRY rate
Closing Rate	2.9822	3.2081	3.2044	7.5%	(0.1%)	2.9822	3.2044	7.5%
Average Rate	2.9171	3.2172	3.2292	10.7%	0.4%	2.8553	3.2232	12.9%
Consumer Price Index (Turkey)	1.7%	1.8%	1.8%	0.1pp	-	4.8%	3.6%	(1.2pp)
GDP Growth (Turkey)	3.7%	4.8%	n.a	n.a	n.a	3.1%	n.a	n.a
US$ / UAH rate
Closing Rate	21.02	26.22	24.85	18.2%	(5.2%)	21.02	24.85	18.2%
Average Rate	21.44	25.77	25.30	18.0%	(1.8%)	21.31	25.53	19.8%
US$ / BYR rate
Closing Rate	15,346	20,133	20,053	30.7%	(0.4%)	15,346	20,053	30.7%
Average Rate	14,801	20,552	19,698	33.1%	(4.2%)	14,665	20,125	37.2%

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

14

Second Quarter 2016 Results

Turkcell Group (million TRY)	Quarter			Half Year
	Q215	Q216	y/y%	H115	H116	y/y%
Adjusted EBITDA	994.8	1,029.3	3.5%	1,921.7	2,030.8	5.7%
Finance income	175.2	162.5	(7.2%)	427.5	383.7	(10.2%)
Finance costs	221.9	(140.7)	(163.4%)	(513.8)	(195.7)	(61.9%)
Other income / (expense)	(123.4)	13.8	n.m.	(176.4)	2.7	n.m.
Share of profit of equity accounted investees	94.0	(7.9)	(108.4%)	188.8	7.3	(96.1%)
Depreciation and amortization	(409.5)	(567.1)	38.5%	(803.9)	(1,021.9)	27.1%
Consolidated profit before income tax & minority interest	953.0	489.9	(48.6%)	1,043.9	1,206.9	15.6%
Income tax expense	(140.5)	(62.2)	(55.7%)	(374.7)	(205.6)	(45.1%)
Consolidated profit before minority interest	812.5	427.7	(47.4%)	669.2	1,001.3	49.6%

FORWARD-LOOKING STATEMENTS: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex in 2016 and our 4.5G development in Turkey and our three year outlook regarding adequacy of funding. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2015 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

ABOUT TURKCELL: Turkcell is a converged telecommunication and technology services provider, founded and headquartered in Turkey. It serves its customers with voice, data, TV and value-added consumer and enterprise services on mobile and fixed networks. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities.  In 2G and 3G, Turkcell’s population coverage is at 99.80% and 95.14%, respectively, as of June 2016. It offers up to 1 Gbps fiber internet speed with its FTTH services. Turkcell Group companies serve 66.5 million subscribers in 9 countries – Turkey, Ukraine, Belarus, Northern Cyprus, Germany, Azerbaijan, Kazakhstan, Georgia, Moldova – as of June 30, 2016. Turkcell Group reported a TRY3.4 billion revenue with total assets of TRY28.6 billion as of June 30, 2016. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

This press release can also be viewed using the Turkcell Investor Relation app, which can be downloaded here for iOS, and here for Android mobile devices.

15

Second Quarter 2016 Results

Appendix A – Tables

Table: Translation gain and loss details
Million TRY	Quarter			Half Year
	Q215	Q216	y/y %	H115	H116	y/y %
Turkcell Turkey	96.6	(20.2)	(120.9%)	404.8	(27.1)	(106.7%)
Turkcell International	164.3	(4.0)	(102.4%)	(843.9)	(0.8)	(99.9%)
Other Subsidiaries	0.2	0.1	(50.0%)	1.9	(1.5)	(178.9%)
Turkcell Group	261.1	(24.1)	(109.2%)	(437.2)	(29.4)	(93.3%)

Table: Income tax expense details
Million TRY	Quarter			Half Year
	Q215	Q216	y/y %	H115	H116	y/y %
Current Tax expense	(145.2)	(37.0)	(74.5%)	(397.1)	(150.6)	(62.1%)
Deferred Tax Income/expense	4.7	(25.2)	(636.2%)	22.4	(55.0)	(345.5%)
Income Tax expense	(140.5)	(62.2)	(55.7%)	(374.7)	(205.6)	(45.1%)

Table: Reconciliation of proforma net income to net income per IFRS

Group net income:
Net income impacts (million TRY)	Q215	Net income impacts (million TRY)	Q216

Proforma net income	569	Proforma net income	542
FX impact (net off tax and minority interest)	132	FX impact (net off tax)	(20)
Interest income (net off tax)	34	Interest income (net off tax)	6
Interest expense (net off tax)	(22)	Interest expense (net off tax)	(55)

One-off impacts (net off tax)		One-off impacts (net off tax)

Commercial agreement terminations	(112)	4.5G license depreciation	(81)
Fintur contribution	89	Fintur contribution	(7)
Other impacts	22	Other impacts	31
Net income - IFRS	712	Net income -IFRS	416

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Second Quarter 2016 Results

Net income impacts (million TRY)	H115	Net income impacts (million TRY)	H116

Proforma net income	1,062	Proforma net income	1,118
FX impact (net off tax and minority interest)	(334)	FX impact (net off tax)	(24)
Interest income (net off tax)	141	Interest income (net off tax)	20
Interest expense (net off tax)	(43)	Interest expense (net off tax)	(88)

One-off impacts (net off tax)		One-off impacts (net off tax)

Commercial agreement terminations	(112)	4.5G license depreciation	(99)
Fintur contribution	179	Fintur contribution	7
Other impacts	(40)	Other impacts	45
Net income - IFRS	853	Net income - IFRS	979

Turkcell Turkey net income:
Net income impacts (million TRY)	Q215	Net income impacts (million TRY)	Q216

Proforma net income	567	Proforma net income	513
FX impact (net off tax)	77	FX impact (net off tax)	(16)
Interest income (net off tax)	34	Interest income (net off tax)	6
Interest expense (net off tax)	(6)	Interest expense (net off tax)	(43)

One-off impacts (net off tax)		One-off impacts (net off tax)

Commercial agreement terminations	(112)	4.5G license amortization	(81)
Other impacts	26	Other impacts	34
Net income - IFRS	586	Net income -IFRS	413

Net income impacts (million TRY)	H115	Net income impacts (million TRY)	H116

Proforma net income	1,058	Proforma net income	1,074
FX impact (net off tax)	324	FX impact (net off tax)	(22)
Interest income (net off tax)	141	Interest income (net off tax)	20
Interest expense (net off tax)	(15)	Interest expense (net off tax)	(66)

One-off impacts (net off tax)		One-off impacts (net off tax)

Commercial agreement terminations	(112)	4.5G license amortization	(99)
Other impacts	(34)	Other impacts	42
Net income - IFRS	1,362	Net income - IFRS	949

17

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	Note	30 June 2016	31 December 2015
Assets
Property, plant and equipment	8	7,535,381	6,821,494
Intangible assets	9	8,071,491	8,232,637
GSM and other telecommunication operating licenses		6,338,998	2,520,785
4.5G license not yet available for use		-	3,984,954
Computer software		1,535,996	1,570,346
Other intangible assets		196,497	156,552
Investment properties		45,290	49,572
Investments in equity accounted investees	10	987,681	981,939
Other non-current assets	14	1,020,250	441,940
Trade receivables	11	490,457	836,256
Receivables from financial services		437,104	-
Deferred tax assets		55,746	48,615
Total non-current assets		18,643,400	17,412,453

Inventories		112,175	75,471
Due from related parties	20	6,633	11,760
Trade receivables and accrued income	11	3,959,789	4,098,928
Receivables from financial services		565,879	-
Other current assets	12	1,537,990	1,689,902
Cash and cash equivalents	13	3,769,416	2,918,796
Total current assets		9,951,882	8,794,857

Total assets		28,595,282	26,207,310

Equity
Share capital		2,200,000	2,200,000
Share premium		269	269
Capital contributions		35,026	35,026
Reserves		818,259	861,111
Actuarial gain/ (loss) from employee termination benefit		(15,077)	(14,320)
Retained earnings		12,269,454	11,272,731
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		15,307,931	14,354,817
Non-controlling interests		41,875	64,085

Total equity		15,349,806	14,418,902

Liabilities
Loans and borrowings	16	6,209,149	3,487,786
Employee benefits		131,776	114,869
Provisions		132,249	130,619
Other non-current liabilities		386,913	366,670
Trade and other payables		-	1,270,610
Deferred tax liabilities		282,205	113,437
Total non-current liabilities		7,142,292	5,483,991

Loans and borrowings	16	1,136,694	728,744
Income taxes payable	7	46,721	12,855
Trade and other payables		4,695,541	5,283,070
Due to related parties	20	6,423	6,555
Deferred income		118,655	121,078
Provisions		99,150	152,115
Total current liabilities		6,103,184	6,304,417

Total liabilities		13,245,476	11,788,408

Total equity and liabilities		28,595,282	26,207,310

The accompanying notes on page 7 to 40 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS
For the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

		Six months ended		Three months ended
	Note	30 June 2016	30 June 2015	30 June 2016	30 June 2015

Revenue		6,551,595	6,071,133	3,328,560	3,092,970
Direct costs of revenue		(4,250,570)	(3,726,886)	(2,232,144)	(1,898,335)
Gross profit from business operations		2,301,025	2,344,247	1,096,416	1,194,635

Revenue from financial services		31,877	-	29,530	-
Direct cost of revenue from financial services		(5,090)	-	(4,746)	-
Gross profit from financial operations		26,787	-	24,784	-
Gross profit		2,327,812	2,344,247	1,121,200	1,194,635

Other income		45,352	22,023	39,347	5,678
Selling and marketing expenses		(964,412)	(935,194)	(483,164)	(458,927)
Administrative expenses		(354,475)	(291,188)	(175,803)	(150,392)
Other expenses		(42,668)	(198,442)	(25,559)	(129,062)
Results from operating activities		1,011,609	941,446	476,021	461,932

Finance income	6	383,706	427,364	162,459	175,103
Finance costs	6	(195,671)	(513,766)	(140,671)	221,924
Net finance income / (expense)		188,035	(86,402)	21,788	397,027

Share of profit of equity accounted investees	10	7,301	188,830	(7,879)	94,000
Profit before income tax		1,206,945	1,043,874	489,930	952,959

Income tax expense	7	(205,685)	(374,707)	(62,251)	(140,502)
Profit for the period		1,001,260	669,167	427,679	812,457

Profit / (loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		978,804	853,086	416,086	711,969
Non-controlling interest		22,456	(183,919)	11,593	100,488
Profit for the period		1,001,260	669,167	427,679	812,457

Basic and diluted earnings per share (in full TL)		0.44	0.39	0.19	0.32

The accompanying notes on page 7 to 40 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
For the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

	Six months ended		Three months ended
	30 June 2016	30 June 2015	30 June 2016	30 June 2015

Profit for the period	1,001,260	669,167	427,679	812,457

Other comprehensive income / (expense):

Items that will not be reclassified to profit or loss:
Actuarial gain / (loss) arising from employee termination benefit	(973)	(584)	(86)	408
Tax effect of actuarial gain / (loss) from employee termination benefits	216	95	33	(62)
	(757)	(489)	(53)	346
Items that will or may be reclassified subsequently to profit or loss:
Change in cash flow hedge reserve	-	719	-	260
Foreign currency translation differences	(20,335)	266,352	34,446	(172,334)
Share of foreign currency translation differences of the equity accounted investees	8,244	(379,013)	20,115	8,379
Tax effect of foreign currency translation differences	(3,018)	7,305	(1,418)	(587)
	(15,109)	(104,637)	53,143	(164,282)
Other comprehensive income / (expense) for the period, net of income tax	(15,866)	(105,126)	53,090	(163,936)

Total comprehensive income / (expense) for the period	985,394	564,041	480,769	648,521

Total comprehensive income / (expense) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	962,921	697,335	470,751	638,078
Non-controlling interests	22,473	(133,294)	10,018	10,443
Total comprehensive income / (expense) for the period	985,394	564,041	480,769	648,521
(1

The accompanying notes on page 7 to 40 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2016
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Attributable to equity holders of the Company

	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Cash Flow Hedge Reserves	Reserve for Non-Controlling Interest Put Option	Actuarial Gain/ (Loss) from Employee Termination Benefit	Translation Reserve	Retained Earnings	Total	Non-Controlling Interest	Total Equity

Balance at 1 January 2015	2,200,000	35,026	269	839,284	(719)	(758,432)	(3,417)	350,254	14,431,158	17,093,423	(382,778)	16,710,645
Total comprehensive income/(expense)
Profit/(loss) for the period	-	-	-	-	-	-		-	853,086	853,086	(183,919)	669,167
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	(143,023)		(12,958)	-	(155,981)	50,625	(105,356)
Employee termination benefit actuarial losses	-	-	-	-	-	-	(489)	-		(489)	-	(489)
Change in cash flow hedge reserve	-	-	-	-	719	-		-	-	719	-	719
Total other comprehensive income/(expense)	-	-	-	-	719	(143,023)	(489)	(12,958)	-	(155,751)	50,625	(105,126)
Total comprehensive income/(expense)	-	-	-	-	719	(143,023)	(489)	(12,958)	853,086	697,335	(133,294)	564,041
Transfer to legal reserves	-	-	-	346,167	-	-	-	-	(346,167)	-	-	-
Dividend paid	-	-	-	-	-	-	-	-	(3,925,000)	(3,925,000)	(84,212)	(4,009,212)
Change in fair value of minority put option	-	-	-	-	-	232,911	-	-	-	232,911	-	232,911
Change in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-
Balance at 30 June 2015	2,200,000	35,026	269	1,185,451	-	(668,544)	(3,906)	337,296	11,013,077	14,098,669	(600,284)	13,498,385
Total comprehensive income/(expense)
Profit / (loss) for the period	-	-	-	-	-	-	-	-	1,214,568	1,214,568	19,816	1,234,384
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	(86,150)	-	(198,472)	-	(284,622)	(237)	(284,859)
Employee termination benefit actuarial losses	-	-	-	-	-	-	(10,414)	-	-	(10,414)	-	(10,414)
Change in cash flow hedge reserve	-	-	-	-	-	-	-	-	-	-	-	-
Total other comprehensive income/(expense), net of tax	-	-	-	-	-	(86,150)	(10,414)	(198,472)	-	(295,036)	(237)	(295,273)
Total comprehensive income/(expense)	-	-	-	-	-	(86,150)	(10,414)	(198,472)	1,214,568	919,532	19,579	939,111
Transfer to legal reserves	-	-	-	25,901	-	-	-	-	(25,901)	-	-	-
Dividend paid	-	-	-	-	-	-	-	-	-	-	(16,303)	(16,303)
Change in fair value of minority put option	-	-	-	-	-	265,629	-	-	-	265,629	-	265,629
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-
Acquisition of non-controlling interest	-	-	-	-	-	-	-	-	(929,013)	(929,013)	661,093	(267,920)
Balance at 31 December 2015	2,200,000	35,026	269	1,211,352	-	(489,065)	(14,320)	138,824	11,272,731	14,354,817	64,085	14,418,902

Balance at 1 January 2016	2,200,000	35,026	269	1,211,352	-	(489,065)	(14,320)	138,824	11,272,731	14,354,817	64,085	14,418,902
Total comprehensive income/(expense)
Profit/(loss) for the period	-	-	-	-	-	-	-	-	978,804	978,804	22,456	1,001,260
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	3,050	-	(18,176)	-	(15,126)	17	(15,109)
Employee termination benefit actuarial losses	-	-	-	-	-	-	(757)	-	-	(757)	-	(757)
Total other comprehensive income/(expense)	-	-	-	-	-	3,050	(757)	(18,176)	-	(15,883)	17	(15,866)
Total comprehensive income/(expense)	-	-	-	-	-	3,050	(757)	(18,176)	978,804	962,921	22,473	985,394
Transfer from legal reserves	-	-	-	(17,919)	-	-	-	-	17,919	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	-	(35,683)	(35,683)
Net change in fair value of minority put option	-	-	-	-	-	(9,807)	-	-	-	(9,807)	-	(9,807)
Change in non-controlling interests	-	-	-	-	-	-	-	-	-	-	(9,000)	(9,000)
Balance at 30 June 2016	2,200,000	35,026	269	1,193,433	-	(495,822)	(15,077)	120,648	12,269,454	15,307,931	41,875	15,349,806

The accompanying notes on page 7 to 40 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
For the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

		Six months ended 30 June
	Note	2016	2015
Cash flows from operating activities
Profit for the year		1,001,260	669,167
Adjustments for:
Depreciation and impairment of fixed assets and investment property	8	606,817	542,095
Amortization of intangible assets	9	415,081	261,734
Net finance (income)	6	(98,867)	(353,345)
Income tax expense	7	205,685	374,707
Share of profit of equity accounted investees	10	(7,301)	(188,830)
(Gain)/loss on sale of property, plant and equipment		(8,224)	(4,493)
Unrealized foreign exchange and monetary (loss)/ gain on operating assets		(44,292)	415,576
Provisions		72,775	110,722
Deferred income		8,355	(16,050)
		2,151,289	1,811,283

Change in trade receivables	11	382,380	(524,449)
Change in due from related parties	20	5,083	(22,768)
Change in receivables from financial operations		(1,002,983)	-
Change in inventories		(38,518)	(828)
Change in other current assets	12	(86,931)	(317,367)
Change in other non-current assets	14	74,985	41,668
Change in due to related parties	20	(132)	(5,857)
Change in trade and other payables		(1,891,907)	(315,640)
Change in other non-current liabilities		(88)	3,867
Change in employee benefits		15,934	2,741
Change in other working capital		(51,076)	(39,736)
		(441,964)	632,914

Interest paid		(95,161)	(27,817)
Income tax paid		(18,905)	(430,562)
Net cash generated by operating activities		(556,030)	174,535
Cash flows from investing activities
Acquisition of property, plant and equipment	8	(1,323,160)	(986,741)
Acquisition of intangible assets	9	(247,518)	(708,931)
Proceeds from sale of property, plant and equipment		19,518	10,409
Proceeds from currency option contracts		1,144	780
Change in property, plant and equipment advances		(652,893)	110,092
Change in financial assets		-	14,870
Interest received		321,029	429,755
Capital decrease in subsidiaries		(9,000)	-
Net cash provided/(used in) investing activities		(1,890,880)	(1,129,766)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		3,502,645	1,651,557
Repayment of borrowings		(356,312)	(1,844,204)
Dividends paid		(35,683)	(3,931,157)
Decrease/(increase) in cash collateral related to loans		240,775	(134,315)
Net cash generated (used in) by financing activities		3,351,425	(4,258,119)

Net increase/ (decrease) in cash and cash equivalents		904,515	(5,213,350)

Cash and cash equivalents at 1 January		2,918,796	9,031,881

Effects of foreign exchange rate fluctuations on cash and cash equivalents		(53,895)	479,242

Cash and cash equivalents at 30 June	14	3,769,416	4,297,773

The accompanying notes on page 7 to 40 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

Notes to the consolidated financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark / Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

The condensed interim consolidated financial statements of the Company as at and for the six months ended 30 June 2016 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate.

The consolidated financial statements of the Company as at and for the year ended 31 December 2015 are available upon request from the Company’s registered office at Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark / Istanbul or at www.turkcell.com.tr.

2.	Basis of preparation

The same accounting policies, presentation and methods of computation have been followed in these condensed interim consolidated financial statements as were applied in the preparation of the Group’s consolidated financial statements as at and for the year ended 31 December 2015 other than the adoption of the following new standards or amendments to the standards which are effective for the annual periods on or after 1 January 2016 and accounting policies for new transactions (Note 3a and Note 3b).

The effects of the new standards or amendments to the standards adopted are explained in Note 3d.

The condensed interim consolidated financial statements are presented in Turkish Lira (“TL”), rounded to the nearest thousand. The Company and its Turkish subsidiaries maintain their books of accounts and prepare their statutory financial statements in accordance with the Turkish Commercial Code (“TCC”), tax legislation, the Uniform Chart of Accounts issued by the Ministry of Finance, principles issued by the CMB, and the regulations, interpretations and communiqués published by BRSA (together “BRSA Accounting and Reporting Regulations”). The foreign subsidiaries maintain their books of account in accordance with the laws and regulations in force in the countries in which they are registered. These consolidated financial statements have been prepared under historical cost conventions except for derivative financial instruments which are carried at fair value. The consolidated financial statements are based on the statutory records, which are maintained under historical cost conventions, with the required adjustments and reclassifications reflected for the purpose of fair presentation in accordance with International Financial Reporting Standards (“IFRS”).

The condensed interim consolidated financial statements have been prepared in accordance with IFRS and in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2015.

The Group’s condensed interim consolidated financial statements as at and for the period ended 30 June 2016 were approved by the Board of Directors on 27 July 2016.

The Company selected the presentation form of “function of expense” for the statement of comprehensive income in accordance with IAS 1 “Presentation of Financial Statements”.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

3.	Significantaccounting policies

a)	Receivables and revenue from financial services

Receivables from financial operations comprise of contracted receivables from subscribers, related to consumer financing activities of Turkcell Finansman A.S (“TFS”). These receivables are measured at amortized cost, using effective interest rate method. The impairment loss recognized of TL 71 for the six months ended 30 June 2016 relates to its estimate of incurred losses in respect of trade receivables.

Revenue from financial operations comprise of interest income generated from consumer financing activities. Interest income is recognized as it accrues, using the effective interest method.

b)	Employee benefits

Termination benefits paid to key executive officers are classified in other expenses.

The Company provides a cash-settled share-based payment plan for selected employees in return for their services. For cash-settled share-based payment plan, the Company measures the services received and the liability incurred at the fair value of the liability. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the settlement date, with any changes in fair value recognised in profit or loss for the period. Cash-settled share-based payments are conditional upon meeting specified vesting conditions. As of 30 June 2016, taking into account the probability of meeting vesting conditions, the Company has not recognized any liability in the condensed interim consolidated financial statements regarding the cash-settled share-based payments.

c)	Comparative Information and Revision of Prior Period Financial Statements

The condensed interim consolidated financial statements of the Group have been prepared with the prior periods on a comparable basis in order to give consistent information about the financial position and performance. If the presentation or classification of the financial statements is changed, in order to maintain consistency, the financial statements of the prior periods are also reclassified in line with the related changes.

d)	New standards and interpretations

(i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statements

None.

ii)	Standards, amendments and interpretations applicable as at 30 June 2016

-
Amendment to IFRS 11, ‘Joint arrangements’ on acquisition of an interest in a joint operation, effective from annual periods beginning on or after 1 January 2016. This amendment adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments specify the appropriate accounting treatment for such acquisitions.

-
Amendment to IAS 16, ‘Property, plant and equipment’ and IAS 38, ‘Intangible assets’, on depreciation and amortisation, effective from annual periods beginning on or after 1 January 2016. In this amendment it has clarified that the use of revenue based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. It is also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

ii)	Standards, amendments and interpretations applicable as at 30 June 2016

-
IFRS 14 ‘Regulatory deferral accounts’, effective from annual periods beginning on or after 1 January 2016. IFRS 14, ‘Regulatory deferral accounts’ permits first–time adopters to continue to recognise amounts related to rate regulation in accordance with their previous GAAP requirements when they adopt IFRS. However, to enhance comparability with entities that already apply IFRS and do not recognise such amounts, the standard requires that the effect of rate regulation must be presented separately from other items.

-
Amendments to IAS 27, ‘Separate financial statements’ on the equity method, effective from annual periods beginning on or after 1 January 2016. These amendments allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements.

-
Amendment to IFRS 10 ‘Consolidated financial statements’ and IAS 28, ‘Investments in associates and joint ventures’, effective from annual periods beginning on or after 1 January 2016. These amendments clarify the application of the consolidation exception for investment entities and their subsidiaries.

-	Annual improvements 2014, effective from annual periods beginning on or after 1 January 2016. These set of amendments impacts 4 standards:

IFRS 5, ‘Non-current assets held for sale and discontinued operations’ regarding methods of disposal.

IFRS 7, ‘Financial instruments: Disclosures’, (with consequential amendments to IFRS 1) regarding servicing contracts.

IAS 19, ‘Employee benefits’ regarding discount rates.

IAS 34, ‘Interim financial reporting’ regarding disclosure of information.

-
Amendment to IAS 1, ‘Presentation of financial statements’ on the disclosure initiative, effective from annual periods beginning on or after 1 January 2016, these amendments are as part of the IASB initiative to improve presentation and disclosure in financial reports.

iii)	Standards, amendments and interpretations effective after 30 June 2016

-
Amendments to IAS 7 ‘Statement of cash flows’ on disclosure initiative, effective from annual periods beginning on or after 1 January 2017. These amendments introduce an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment is part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved.

-
Amendments IAS 12 ‘Income Taxes’, effective from annual periods beginning on or after 1 January 2017. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. It also clarify certain other aspects of accounting for deferred tax assets.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

3.	Significant accounting policies

iii)	Standards, amendments and interpretations effective after 30 June 2016 (continued)

-
Amendments to IFRS 2, ‘Share based payments’ on clarifying how to account for certain types of share-based payment transactions, effective from annual periods beginning on or after 1 January 2018. This amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority.

-
IFRS 15 ‘Revenue from contracts with customers’, effective from annual periods beginning on or after 1 January 2018. IFRS 15, ‘Revenue from contracts with customers’ is a converged standard from the IASB and FASB on revenue recognition. The standard will improve the financial reporting of revenue and improve comparability of the top line in financial statements globally.

-
Amendment to IFRS 15, ‘Revenue from contracts with customers’, effective from annual periods beginning on or after 1 January 2018. These amendments comprise clarifications of the guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation). New and amended illustrative examples have been added for each of those areas of guidance. The IASB has also included additional practical expedients related to transition to the new revenue standard.

-
IFRS 9 ‘Financial instruments’, effective from annual periods beginning on or after 1 January 2018. This standard replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit losses model that replaces the current incurred loss impairment model.

-
IFRS 16 ‘Leases’, effective from annual periods beginning on or after 1 January 2019, This standard replaces the current guidance in IAS 17 and is a farreaching change in accounting by lessees in particular. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognise a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. For lessors, the accounting stays almost the same. However, as the IASB has updated the guidance on the definition of a lease (as well as the guidance on the combination and separation of contracts), lessors will also be affected by the new standard. At the very least, the new accounting model for lessees is expected to impact negotiations between lessors and lessees. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group is evaluating the effects of these standards on the condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

4.	Operating Segments

The Group has two main reportable segments in accordance with its integrated communication and technology services strategy as Turkcell Turkey and Turkcell International. Some of these strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Turkcell Turkey reportable segment includes the operations of Turkcell, Superonline İletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis ve Dagitim Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri A.S. (“Turktell Interaktif”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), Eastasia, Euroasia, lifecell, Beltur, Beltel, Belarusian Telecom, UkrTower, Global LLC, Turkcell Europe, Lifetech LLC and Fintur Holdings B.V. (“Fintur”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. Other reportable segment mainly comprises the information and entertainment services in Turkey and Azerbaijan,  non-group call center operations of Turkcell Global Bilgi and Turkcell Finansman AS (“TFS”).

In first, second and third quarter of the year 2015, the operations of Turkcell Global Bilgi were included in Turkcell Turkey reportable segment. Since the Group changed its reportable segments which are the dominant source of information to evaluate the performance and to allocate resources in the fourth quarter of 2015, group call center operations of Global Bilgi were included in Turkcell Turkey reportable segment whereas non-group call center operations of Global Bilgi were included in other reportable segment.  Corresponding information for prior years have been also restated in the current period according to the new reportable segments. Since the assets and liabilities of Turkcell Global Bilgi could not be allocated to group and non-group operations and are mainly related to group operations, total assets and liabilities of Turkcell Global Bilgi are reported under Turkcell Turkey reportable segment except trade receivables.

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to consolidated profit before income tax and profit for the period in the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

4.	Operating segments (continued)

	Six months ended 30 June
	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Consumer segment revenue	4,722,951	4,332,483	-	-	-	-	-	-	4,722,951	4,332,483
Corporate segment revenue	1,063,970	983,881	-	-	-	-	-	-	1,063,970	983,881
Other Turkcell Turkey revenue	148,799	132,061	-	-	-	-	-	-	148,799	132,061
Turkcell International revenue	-	-	400,658	397,648	-	-	-	-	400,658	397,648
Other revenue	-	-	-	-	262,896	237,127	-	-	262,896	237,127
Eliminations	-	-	-	-	-	-	(15,802)	(12,067)	(15,802)	(12,067)
Total Revenue	5,935,720	5,448,425	400,658	397,648	262,896	237,127	(15,802)	(12,067)	6,583,472	6,071,133
Contribution to consolidated revenue(*)	5,927,907	5,441,720	392,775	392,296	262,790	237,117	-	-	6,583,472	6,071,133
Reportable segment adjusted EBITDA	1,839,233	1,743,162	106,580	108,777	84,449	69,302	561	453	2,030,823	1,921,694
Finance income	352,879	426,363	12,248	10,597	18,579	71,950	-	(81,546)	383,706	427,364
Finance cost	(154,341)	370,614	(43,512)	(971,324)	(941)	(53,553)	3,123	140,497	(195,671)	(513,766)
Depreciation and amortization	(920,478)	(706,023)	(95,007)	(93,099)	(6,501)	(4,816)	88	109	(1,021,898)	(803,829)
Share of profit of equity accounted investees	-	-	7,301	188,830	-	-	-	-	7,301	188,830
Capital expenditure	1,476,970	1,027,234	132,731	672,256	8,360	13,462	(88)	(88)	1,617,973	1,712,864
Bad debt expense	(100,734)	(91,841)	(3,618)	(4,218)	54	-	-	-	(104,298)	(96,059)

(*)
“Contribution to the consolidated revenue” represents operating segments’ revenues from companies other than those included in the consolidated financial statements. Group management monitors financial performance of the segments based on their separate financial statements. Contribution of operating segments on the Group’s revenue is presented to give additional information to the reader of the financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

4.	Operating segments (continued)

	Three months ended 30 June
	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Consumer segment revenue	2,385,087	2,208,031	-	-	-	-	-	-	2,385,087	2,208,031
Corporate segment revenue	539,436	501,220	-	-	-	-	-	-	539,436	501,220
Other Turkcell Turkey revenue	83,682	76,980	-	-	-	-	-	-	83,682	76,980
Turkcell International revenue	-	-	203,761	204,775	-	-	-	-	203,761	204,775
Other revenue	-	-	-	-	155,811	107,972	-	-	155,811	107,972
Eliminations	-	-	-	-	-	-	(9,687)	(6,008)	(9,687)	(6,008)
Total Revenue	3,008,205	2,786,231	203,761	204,775	155,811	107,972	(9,687)	(6,008)	3,358,090	3,092,970
Contribution to consolidated revenue (*)	3,003,439	2,783,135	198,942	201,868	155,709	107,967	-	-	3,358,090	3,092,970
Reportable segment adjusted EBITDA	923,137	914,970	53,025	55,699	53,144	23,817	10	360	1,029,316	994,846
Finance income	145,547	175,548	8,615	5,520	8,297	36,518	-	(42,483)	162,459	175,103
Finance cost	(113,979)	76,540	(27,552)	98,354	(985)	(38,496)	1,845	85,526	(140,671)	221,924
Depreciation and amortization	(513,128)	(355,837)	(50,651)	(51,258)	(3,349)	(2,489)	45	54	(567,083)	(409,530)
Share of profit of equity accounted investees	-	-	(7,879)	94,000	-	-	-	-	(7,879)	94,000
Capital expenditure	801,577	683,339	71,019	263,814	7,062	10,295	(88)	(55)	879,570	957,393
Bad debt expense	(49,682)	(47,113)	(1,681)	(1,740)	6	-	-	-	(51,357)	(48,853)

(*)
“Contribution to the consolidated revenue” represents operating segments’ revenues from companies other than those included in the consolidated financial statements. Group management monitors financial performance of the segments based on their separate financial statements. Contribution of operating segments on the Group’s revenue is presented to give additional information to the reader of the financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

4.	Operating segments (continued)

	As at 30 June 2016 and 31 December 2015
	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Reportable segment assets	21,207,009	20,701,617	1,495,792	1,460,983	1,096,581	85,884	(23,266)	(10,921)	23,776,116	22,237,563
Investment in associates	-	-	987,681	981,939	-	-	-	-	987,681	981,939
Reportable segment liabilities	5,001,010	6,868,877	441,702	481,338	142,306	105,460	(14,312)	(10,089)	5,570,706	7,445,586

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

4.	Operating segments (continued)

	Six months ended		Three months ended
	30 June 2016	30 June 2015	30 June 2016	30 June 2015

Turkcell Turkey adjusted EBITDA	1,839,233	1,743,162	923,137	914,970
Turkcell International adjusted EBITDA	106,580	108,777	53,025	55,699
Other	84,449	69,302	53,144	23,817
Intersegment eliminations	561	453	10	360
Consolidated adjusted EBITDA	2,030,823	1,921,694	1,029,316	994,846
Finance income	383,706	427,364	162,459	175,103
Finance costs	(195,671)	(513,766)	(140,671)	221,924
Other income	45,352	22,023	39,347	5,678
Other expenses	(42,668)	(198,442)	(25,559)	(129,062)
Share of profit of equity accounted investees	7,301	188,830	(7,879)	94,000
Depreciation and amortization	(1,021,898)	(803,829)	(567,083)	(409,530)
Consolidated profit before income tax	1,206,945	1,043,874	489,930	952,959
Income tax expense	(205,685)	(374,707)	(62,251)	(140,502)
Profit for the period	1,001,260	669,167	427,679	812,457

Assets	30 June 2016	31 December 2015
Total assets for reportable segments	22,702,801	22,162,600
Other assets	1,096,581	85,884
Intersegment eliminations	(23,266)	(10,921)
Investments in equity accounted investees	987,681	981,939
Other unallocated assets	3,831,485	2,987,808
Consolidated total assets	28,595,282	26,207,310

Liabilities	30 June 2016	31 December 2015
Total liabilities for reportable segments	5,442,712	7,350,215
Other liabilities	142,306	105,460
Intersegment eliminations	(14,312)	(10,089)
Other unallocated liabilities	7,674,770	4,342,822
Consolidated total liabilities	13,245,476	11,788,408

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

4.	Operating segments (continued)

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	Six months ended		Three months ended
	30 June 2016	30 June 2015	30 June 2016	30 June 2015
Revenues
Turkey	6,144,832	5,604,022	3,132,351	2,860,482
Ukraine	261,597	261,944	132,122	134,845
Belarus	66,796	63,992	34,101	34,083
Turkish Republic of Northern Cyprus	62,961	61,933	32,020	31,535
Azerbaijan	45,865	74,815	26,797	30,620
Germany	1,421	4,427	699	1,405
	6,583,472	6,071,133	3,358,090	3,092,970

Non-current assets	30 June 2016	31 December 2015
Turkey	16,112,184	15,032,659
Ukraine	1,051,368	993,546
Belarus	288,713	224,784
Turkish Republic of Northern Cyprus	117,446	116,127
Azerbaijan	14,325	14,727
Unallocated non-current assets	1,059,364	1,030,610
	18,643,400	17,412,453

5.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the Information Technologies and Communications Authority ( “ICTA”)’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased. Local and religious holidays in Turkey also affect the Company’s operational results.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

6.	Finance income and costs

Net finance income or expense amounts to TL 188,035, TL (86,402), TL 21,788 and TL 397,027 for the six and three months ended 30 June 2016 and 2015, respectively.

Net finance income for the six months ended 30 June 2016 and 2015 are mainly attributable to interest income from contracted handset sales.

Net finance expense for the six months ended 30 June 2016 is mainly attributable to financing cost of loans and borrowings and 4.5G license spectrum fee payable.

Net finance expense for the six months ended 30 June 2015 is mainly attributable to foreign exchange losses arising from loans and borrowings.

7.	Income tax expense

Effective tax rates are 17%, 36%, 13% and 15% for the six and three months ended 30 June 2016 and 2015, respectively.

Since it is not probable that taxable profit will be available against which the unused tax losses or unused tax credits of lifecell and Belarusian Telecom can be utilized, no deferred tax asset is recognized on any loss incurred as a result of Ukraine and Belarus.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

8.	Property, plant and equipment

Cost or deemed cost	Balance as at 1 January 2016	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance as at 30 June 2016
Network infrastructure (All operational)	11,302,326	176,422	(83,153)	980,012	-	(95,990)	12,279,617
Land and buildings	389,366	7,875	-	18	-	(810)	396,449
Equipment, fixtures and fittings	586,463	15,152	(2,051)	977	-	(1,502)	599,039
Motor vehicles	33,676	2,573	(1,920)	-	-	(302)	34,027
Leasehold improvements	306,176	3,132	-	6	-	(124)	309,190
Construction in progress	1,005,358	1,141,001	-	(982,827)	-	(4,677)	1,158,855
Total	13,623,365	1,346,155	(87,124)	(1,814)	-	(103,405)	14,777,177

Accumulated depreciation
Network infrastructure (All operational)	5,976,699	541,378	(72,529)	201	16,509	(82,166)	6,380,092
Land and buildings	140,627	6,223	-	-	244	(398)	146,696
Equipment, fixtures and fittings	462,618	22,804	(2,051)	-	17	(3,268)	480,120
Motor vehicles	29,704	1,200	(1,920)	-	-	(297)	28,687
Leasehold improvements	192,223	14,160	-	-	-	(182)	206,201
Total	6,801,871	585,765	(76,500)	201	16,770	(86,311)	7,241,796

Total property, plant and equipment	6,821,494	760,390	(10,624)	(2,015)	(16,770)	(17,094)	7,535,381

Depreciation expenses for the six and three months ended 30 June 2016 and 2015 are TL 602,535, TL 541,828, TL 315,464 and TL 272,498 respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on property, plant and equipment for the periods ended 30 June 2016 and 2015 are TL 16,770 and TL 5,173 respectively and recognized in depreciation expense.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

8.	Property, plant and equipment (continued)

Cost or deemed cost	Balance as at 1 January 2015	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Transfers to Investment Property	Effects of movements in exchange rates	Balance as at 31 December 2015
Network infrastructure (All operational)	10,918,769	358,297	(652,051)	1,061,692	-	-	(384,381)	11,302,326
Land and buildings	516,724	20,167	-	310	-	(144,268)	(3,567)	389,366
Equipment, fixtures and fittings	564,429	57,204	(30,632)	1,467	-	-	(6,005)	586,463
Motor vehicles	35,807	883	(1,609)	-	-	-	(1,405)	33,676
Leasehold improvements	228,530	30,008	(23,575)	72,460	-	-	(1,247)	306,176
Construction in progress	444,200	1,715,044	(877)	(1,136,521)	(2,523)	-	(13,965)	1,005,358
Total	12,708,459	2,181,603	(708,744)	(592)	(2,523)	(144,268)	(410,570)	13,623,365

Accumulated depreciation
Network infrastructure (All operational)	5,900,269	1,016,762	(647,280)	-	17,990	-	(311,042)	5,976,699
Land and buildings	231,044	15,950	-	-	(2,851)	(101,634)	(1,882)	140,627
Equipment, fixtures and fittings	456,100	42,062	(29,998)	-	9	-	(5,555)	462,618
Motor vehicles	29,615	2,872	(1,474)	-	-	-	(1,309)	29,704
Leasehold improvements	197,835	15,826	(20,610)	-	896	-	(1,724)	192,223
Total	6,814,863	1,093,472	(699,362)	-	16,044	(101,634)	(321,512)	6,801,871

Total property, plant and equipment	5,893,596	1,088,131	(9,382)	(592)	(18,567)	(42,634)	(89,058)	6,821,494

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

9.	Intangible assets

Cost	Balance at 1 January 2016	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 30 June 2016
GSM and other telecommunication operating licenses	3,950,729	1,366	(3)	4,020,803	-	(19,150)	7,953,745
Computer software	5,342,056	139,919	(1,398)	53,074	-	(10,891)	5,522,760
Transmission lines	71,506	-	-	-	-	-	71,506
Central betting system operating right	11,907	183	-	-	-	-	12,090
Indefeasible right of usage	42,132	3,885	-	-	-	-	46,017
Brand name	7,040	-	-	-	-	-	7,040
Customer base	15,512	-	-	-	-	-	15,512
Goodwill	32,834	-	-	-	-	-	32,834
Other	29,713	3,808	(5)	1,322	-	-	34,838
4.5G license not yet available for use	3,984,954	33,316	-	(4,018,270)	-	-	-
Construction in progress	52,597	98,357	-	(55,114)	-	(2,029)	93,811
Total	13,540,980	280,834	(1,406)	1,815	-	(32,070)	13,790,153

Accumulated amortization
GSM and other telecommunication operating licenses	1,429,944	182,615	(3)	-	-	2,191	1,614,747
Computer software	3,771,710	222,069	(553)	(270)	-	(6,192)	3,986,764
Transmission lines	52,058	1,834	-	-	-	-	53,892
Central betting system operating right	9,663	495	-	-	-	-	10,158
Indefeasible right of usage	15,446	1,649	-	-	-	-	17,095
Brand name	5,104	352	-	-	-	-	5,456
Customer base	10,111	273	-	-	-	-	10,384
Other	14,307	5,143	(5)	70	651	-	20,166
Total	5,308,343	414,430	(561)	(200)	651	(4,001)	5,718,662

Total intangible assets	8,232,637	(133,596)	(845)	2,015	(651)	(28,069)	8,071,491

Amortization expenses on intangible assets other than goodwill for the six and three months ended 30 June 2016 and 2015 are TL 415,081, TL 261,734, TL 249,459 and TL 136,444  respectively including impairment losses and recognized in direct cost of revenues.
The impairment losses on intangible assets for the six months ended 30 June 2016 and 2015 are TL 651 and and nil respectively and recognized in amortization expense.
Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized cost is TL 65,169 for the six months ended 30 June 2016 (30 June 2015: TL 56,848).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

9.	Intangible assets (continued)

Cost	Balance at 1 January 2015	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 31 December 2015
GSM and other telecommunication operating licenses	2,334,822	9,092	(31,263)	1,653,536	(15,458)	3,950,729
Computer software	4,730,454	377,853	(4,155)	279,213	(41,309)	5,342,056
Transmission lines	62,789	8,717	-	-	-	71,506
Central betting system operating right	11,758	149	-	-	-	11,907
Indefeasible right of usage	42,132	-	-	-	-	42,132
Brand name	7,040	-	-	-	-	7,040
Customer base	15,512	-	-	-	-	15,512
Goodwill	32,834	-	-	-	-	32,834
Other	22,370	7,111	-	232	-	29,713
4.5G license not yet available for use	-	5,230,471	-	(1,245,517)	-	3,984,954
Construction in progress	3,414	736,817	-	(686,872)	(762)	52,597
Total	7,263,125	6,370,210	(35,418)	592	(57,529)	13,540,980

Accumulated amortization
GSM and other telecommunication operating licenses	1,332,732	125,258	(31,263)	-	3,217	1,429,944
Computer software	3,393,650	406,652	(2,297)	-	(26,295)	3,771,710
Transmission lines	48,530	3,528	-	-	-	52,058
Central betting system operating right	8,786	877	-	-	-	9,663
Indefeasible right of usage	12,552	2,894	-	-	-	15,446
Brand name	4,400	704	-	-	-	5,104
Customer base	8,690	1,421	-	-	-	10,111
Other	6,390	7,917	-	-	-	14,307
Total	4,815,730	549,251	(33,560)	-	(23,078)	5,308,343

Total intangible assets	2,447,395	5,820,959	(1,858)	592	(34,451)	8,232,637

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

9.	Intangible assets (continued)

Turkcell 4.5G License

On 26 August 2015, “Authorization Tender on IMT Services and Infrastructure” publicly known as 4.5G, license tender, was held by the Information Technologies and Communication Authority. The Company has been awarded for 13 years with; 172.4 MHz frequency band for EUR 1,623,460 (equivalent to TL 5,202,215 as at 30 June 2016) (excluding VAT).

IMT authorization period expires on 30 April 2029 and operators started to commence service delivery as at 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency band in 2100 MHz spectrum are in operation as at 1 December 2015 and have been recorded as GSM and other telecommunication operating licenses. Remaining packages amounting to EUR 1,235,520 (equivalent to TL 3,959,100 as at 30 June 2016) are in operation as at 1 April 2016 and have been recorded as GSM and other telecommunication licenses. As at 30 June 2016, the carrying amount of 4.5G License is TL 5,132,021 (31 December 2015: TL 5,222,687).

Tender price amounting to EUR 1,623,460 (equivalent to TL 5,202,215 as at 30 June 2016) (excluding VAT of 18%) will be paid semi-annually by four equal installments total of which are amounting to EUR 1,655,290 (equivalent to TL 5,304,211 as at 30 June 2016) including interest and excluding VAT of 18%. On 26 October 2015, the Company made the payment amounting to TL 1,321,873 for the original amount of EUR 413,823 as first installment and total VAT amounting to TL 933,447 for the original amount of EUR 292,223 in cash. Second installment payment was made on 25 April 2016 amounting to EUR 413,823 (equivalent to TL 1,326,054 as at 30 June 2016). Last installment will be made on 27 April 2017.

As at 30 June 2016, payables related to 4.5G license amounting to TL 2,612,996 are classified in trade and other payables in current liabilities. (31 December 2015: TL 2,591,235 in current liabilities and TL 1,270,610 in non-current liabilities.)

lifecell 3G License

3G License tender in Ukraine was held on 23 February 2015. lifecell submitted a bid of UAH 3,355,400 (equivalent to TL 390,642 as at 30 June 2016) and was awarded the first lot for 15 years, which is the 1920-1935 / 2110-2125 MHz frequency band. The license payment was made on 19 March 2015. The cost of 3G license has been presented in GSM and other telecommunication operating licenses as at 30 June 2016.

In May 2015, lifecell made the payment amounting to UAH 357,568 (equivalent to TL 41,629 as at 30 June 2016) for the first installment of conversion of spectrum from military use and committed approximately UAH 448,304 (equivalent to TL 52,192 as of 30 June 2016) for the remaining installments of the conversion. Committed amount will be subject to change according to the inflation rates at the date of the payments.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

10.	Investments in equity accounted investees

The Group’s share of profit or loss in its equity accounted investees for the six and three months ended 30 June 2016 and 2015 are TL 7,301, TL 188,830, TL (7,879) and TL 94,000 respectively.

The Company’s investment in Fintur Holdings BV (“Fintur”) amounts to TL 987,681 as at 30 June 2016 (31 December 2015: TL 981,939).

As of 26 February 2016, the Company submitted a binding offer to acquire Telia Company’s 58.55% stake in Fintur and its 24% direct stake in Kcell JSC (Kazakhstan). The process has not been finalized yet.

11.	Trade receivables and accrued income

	30 June 2016	31 December 2015
Undue assigned contracted receivables	1,850,488	2,216,010
Receivables from subscribers	1,292,374	1,218,126
Accrued income	436,849	393,049
Accounts and checks receivable	380,078	271,743
	3,959,789	4,098,928

Trade receivables are shown net of allowance for doubtful debts amounting to TL 919,887 as at 30 June 2016 (31 December 2015: TL 816,071). The change in allowance for trade receivables and due from related parties is disclosed in Note 17.

The undue assigned contracted receivables are the remaining portion of the assigned receivables from the distributors related to the handset campaigns which will be collected from subscribers in instalments by the Company. When monthly instalment is invoiced to the subscriber, related portion is transferred to “receivables from subscribers”. The Company measures the undue assigned contracted receivables at amortized cost, bears the credit risk and recognizes interest income throughout the contract period.

The accrued income represents revenue accrued for subscriber calls (air-time) which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenue for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to TL 486,943 (31 December 2015: TL 834,833).

The Group’s exposure to currency risks and impairment losses related to trade receivables are disclosed in Note 17.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

12.	Other current assets

	30 June 2016	31 December 2015
Prepaid expenses	671,635	290,063
VAT receivable	397,322	763,844
Restricted cash	107,946	349,243
Prepayment for subscriber acquisition cost	101,182	98,656
Advances to suppliers	57,603	34,554
Special communication tax to be collected from subscribers	34,153	32,755
Currency swap contracts(*)	645	-
Currency forward contracts (*)	-	216
Other	167,504	120,571
	1,537,990	1,689,902

Prepaid expenses mainly comprises prepaid rent expenses and frequency usage fees.

VAT receivable mainly results from 4.5G license VAT payment made as at 26 October 2015 amounting to TL 933,447.

As at 30 June 2016, restricted cash amounting to TL 107,946  represents the time deposits at a local bank as guarantees in connection with the loans utilized by lifecell (Note 16) (31 December 2015: 349,243).

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

13.	Cash and cash equivalents

	30 June 2016	31 December 2015
Cash in hand	197	453
Cheques received	3	3
Banks	3,765,403	2,912,741
- Demand deposits	503,281	572,895
- Time deposits	3,262,122	2,339,846
Investment funds, bonds and bills	3,813	5,599
Cash and cash equivalents	3,769,416	2,918,796

As at 30 June 2016, the average maturity of time deposits is 36 days (31 December 2015: 27 days).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

14.	Other non-current assets

	30 June 2016	31 December 2015
Advances given for fixed assets	660,865	7,972
Prepaid expenses	145,480	175,543
Receivables from Public Administration (Note 19)	72,848	72,848
VAT receivable	67,603	121,905
Deposits and guarantees given	24,212	23,671
Others	49,242	40,001
	1,020,250	441,940

15.	Dividends

Turkcell:

On 23 March 2016, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2015 amounting to TL 1,200,000 (equivalent to $414,708  as at 30 June 2016), which represented approximately 58% of distributable income. This represents a net cash dividend of full TL 0.5454545 (equivalent to full $0.19 as at 30 June 2016) per share. This dividend proposal was discussed and rejected at the Ordinary General Assembly of Shareholders held on 29 March 2016.

Inteltek:

According to resolution of Extraordinary General Assembly Meeting of Inteltek held on 24 March 2016, the shareholders resolved capital decrease amount of TL 20,000 (Including inflation adjustment equivalent to TL 23,391). The payment to the shareholders was executed on 30 June 2016.

Furthermore, according to the resolution of the Extraordinary General Assembly Meeting of Inteltek held on 30 June 2016, Inteltek’s Board of Directors decided to pay the dividend accrued in 2015 amounting to TL 53,586 (after deduction of advance dividend paid amount of TL 32,192 on November 2015) and dividend from distributable legal reserves, which was recalculated after capital decrease, amounting to TL 25,710. The dividend payments were completed as at 30 June 2016.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

16.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to foreign currency for interest bearing loans, see Note 17.

	30 June 2016	31 December 2015
Non-current liabilities
Unsecured bank loans	4,815,288	2,086,871
Secured bank loans	3,322	4,262
Finance lease liabilities	35,882	36,449
Debt securities issued	1,354,657	1,360,204
	6,209,149	3,487,786
Current liabilities
Unsecured bank facility	155,112	130,109
Secured bank facility	180,707	311,682
Current portion of unsecured bank loans	674,873	196,385
Current portion of secured bank loans	1,717	1,930
Current portion of finance lease liabilities	5,113	5,389
Debt securities issued	80,562	80,959
Currency swap contracts	-	2,290
Participating cross currency swap contracts	37,714	-
Option contracts	896	-
	1,136,694	728,744

The Company signed a loan agreement with BNP Paribas, Citibank, HSBC, ING and Intesa Sanpaolo SpA for an amount of $500,000 (equivalent to TL 1,446,800 as at 30 June 2016) and EUR 445,315 (equivalent to TL 1,426,967 as at 30 June 2015) with an availability period until 30 June 2016 to be utilized by the Company and its subsidiaries for the purpose of funding infrastructure investments and any other potential investment opportunities. Each respective unsecured loan has 2 years grace period, 5 years maturity, principal repayment every 6 months and an annual interest rate of 3 month LIBOR/EURIBOR+2%. As at 30 June 2016, the Company has utilized $500,000 and EUR 445,315 under this agreement.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

16.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			30 June 2016			31 December 2015
	Currency	Interest rate type	Nominal interest rate	Year of maturity	Carrying amount	Nominal interest Rate	Year of maturity	Carrying amount

Unsecured bank loans	USD	Floating	Libor+2.0%-Libor+2.6%	2017-2020	1,627,650	Libor+2.6%	2017	189,542
Unsecured bank loans	EUR	Floating	Euribor+2.0%-Euribor+2.2%	2020-2025	3,020,480	Euribor+2.2%	2019-2025	1,585,939
Unsecured bank loans	TL	Fixed	10.4%-12.4%	2017-2018	842,031	8.3%-10.9%	2016-2017	507,775
Unsecured bank loans	UAH	Fixed	18.3%-20%	2016	155,112	20%	2016	130,109
Secured bank loans*	UAH	Fixed	19%	2016	180,707	25%	2016	311,682
Secured bank loans**	BYR	Fixed	12%-16%	2016-2020	5,039	12%-16%	2016-2020	6,192
Debt securities issued	USD	Fixed	5.8%	2025	1,435,219	5.8%	2025	1,441,163
Finance lease liabilities	EUR	Fixed	3.4%	2017-2024	40,916	3.4%	2016-2024	41,750
Finance lease liabilities	USD	Fixed	18%-28%	2016-2018	79	18%-28%	2016-2018	88
					7,307,233			4,214,240

(*)	Secured by the blocked time deposits at a local bank amounting to USD 37,305 (equivalent to TL 107,946), in connection with the loans utilized by lifecell.
(**)	Secured by the Government of the Republic of Belarus.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

17.	Financial instruments

Credit risk

Impairment losses

The change in allowance for trade receivables, receivables from financial operations and due from related parties as at 30 June 2016 and 31 December 2015 is as follows:

	30 June 2016	31 December 2015
Opening balance	816,373	727,732
Impairment loss recognized	104,298	196,588
Effect of change in foreign exchange rate	(278)	(2,563)
Amounts written-off	(132)	(105,384)
Closing balance	920,261	816,373

The impairment loss recognized of TL 104,298 for the six months ended 30 June 2016 relates to its estimate of incurred losses in respect of trade receivables and due from related parties(30June2015: TL 96,059).

Trade receivables and due from related parties are reserved in an allowance account until the Group can determine that the amounts are no longer collectible. When this becomes probable the Group reverses the allowance and writes-off the receivable.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

17.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2015
	USD	EUR
Foreign currency denominated assets
Other non-current assets	2,576	2,131
Due from related parties-current	3,553	207
Trade receivables and accrued income	21,536	29,947
Other current assets	141,385	6,200
Cash and cash equivalents	618,831	17,911
	787,881	56,396
Foreign currency denominated liabilities
Loans and borrowings-non current	(63,152)	(499,911)
Debt securities issued-non- current	(467,810)	-
Other non-current liabilities	(96,481)	-
Loans and borrowings-current	(2,066)	(12,328)
Debt securities issued-current	(27,844)	-
Trade and other payables-current	(264,091)	(833,791)
Trade and other payables-non-current	-	(399,865)
Due to related parties	(312)	(141)
	(921,756)	(1,746,036)
Exposure related to derivative instruments
Currency swap contracts	(500,179)	457,000
Currency forward contracts	57,732	-
Net exposure	(576,322)	(1,232,640)

	30 June 2016
	USD	EUR
Foreign currency denominated assets
Other non-current assets	1,176	2,131
Due from related parties-current	2,006	246
Trade receivables and accrued income	28,830	36,648
Other current assets	52,103	5,975
Cash and cash equivalents	502,676	469,449
	586,791	514,449
Foreign currency denominated liabilities
Loans and borrowings-non current	(484,165)	(933,713)
Debt securities issued-non- current	(468,156)	-
Other non-current liabilities	(101,021)	-
Loans and borrowings-current	(78,362)	(21,659)
Debt securities issued-current	(27,842)	-
Trade and other payables-current	(182,089)	(836,952)
Due to related parties	(150)	(193)
	(1,341,785)	(1,792,517)

Exposure related to derivative instruments
Currency swap contracts	54,669	-
Participating cross currency swap contracts	-	500,000
Net exposure	(700,325)	(778,068)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

17.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Closing Rate
	30 June	30 June	30 June	31 December
	2016	2015	2016	2015

USD/TL	2.8969	2.5602	2.8936	2.9076
EUR/TL	3.2232	2.8553	3.2044	3.1776
USD/BYR	20,125	14,665	20,053	18,569
USD/UAH	25.5340	21.3084	24.8544	24.0007

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, UAH, BYR against the following currencies as at 30 June 2016 and 31 December 2015 would have increased / (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	30 June 2016	31 December 2015

USD	202,646	167,572
EUR	249,324	391,683

10% weakening of the TL, UAH, BYR against the following currencies as at 30 June 2016 and 31 December 2015 would have increased / (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	30 June 2016	31 December 2015

USD	(202,646)	(167,572)
EUR	(249,324)	(391,683)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

17.	Financial instruments (continued)

Fair values

Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

Some of the Group’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair values

	30 June 2016	31 December 2015	Fair Value hierarchy	Valuation Techniques

Currency swap contracts	645	(2,290)	Level 2	Pricing models based on discounted cash flow analysis using the applicable yield curve
Participanting cross currency swap contracts (*)	(37,714)	-	Level 3	Pricing models based on discounted cash flow analysis using the yield curve
Option contracts	(896)	-	Level 2	Pricing models based on discounted cash flow analysis using the applicable yield curve
Currency forward contracts	-	216	Level 2	Pricing models based on period end forward fx rates.

There were no transfers between Level 2 and 3 in the period.

(*)
Participating cross currency swap contracts include EUR-TL interest and currency swap contracts, and EUR put and call options, amounting to nominal value of 500,000 EUR in total. Since bid-ask spread is unobservable input; in valuation of participating cross currency swap contracts, prices in bid- ask price range which were considered the  most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would be lower amounting to TL 37,860 as at 30 June 2016.

Relationship of unobservable inputs to fair value is the higher the discount rate, the lower the fair value.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

17.	Financial instruments (continued)

Participating cross currency swap contracts:

30 June 2016
Opening balance	-
Total gains or losses:
in profit or loss	37,714
Closing balance	37,714

18.	Guarantees and purchase obligations

As at 30 June 2016, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship, rent and advertisement services amount to TL 1,527,599  (31 December 2015: TL 2,752,139). Payments for these commitments are going to be made in a 5 year period.

As at 30 June 2016, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations, provided guarantees to private companies and financial guarantees to subsidiaries totaling to TL 2,044,200 as at 30 June 2016 (31 December 2015: TL 2,058,810).

As at 30 June 2016, the amounts the Company has commitments regarding lifecell’s 3G license purchases amounted to UAH 448,304 (equivalent to TL 52,192 as of 30 June 2016).

19.	Commitments and Contingencies

The following disclosures comprise of material legal lawsuits, investigations and in-depth investigations against the Company.

19.1	Onerous Contracts

Universal Project, executed from 17 January 2013 by the Company, regarding setting up and operation of mobile communication infrastructure by the Ministry of Transport, Maritime Affairs and Communications in rural areas that are not in the coverage area, has ended as of 3 March 2016.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

19.	Commitments and Contingencies (continued)

19.2	Dispute on Treasury Share Amounts

The Company pays Treasury Share to Undersecretariat of Treasury calculated over its telecommunication revenues. Undersecretariat of Treasury time to time claimed that the Company underpaid Treasury Share in the past and requested additional payments. The Company objected to these claims and initiated legal processes which are still pending. The maximum loss, excluding accrued interest, of the company arising from several disputes could be TL 357,741.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 30 June 2016 (31 December 2015: None).

19.3	Dispute on Special Communication Tax

Large Tax Payers Office levied Special Communication Tax and tax penalty on Turkcell in the amount of TL 211,056 principal and TL 316,583 totaling to TL 527,639 based upon the claim, stated on Tax Investigation Reports prepared for the years 2008-2012, that Turkcell should pay Special Communication Tax over the prepaid card sales made by the distributors. Turkcell filed 60 lawsuits before the Tax Courts for the cancellation of each tax and tax penalty demand.

Respective Courts accepted 24 of the cases filed for the cancellation of the fined tax assessment prepared for the year 2008 and 2009. Large Taxpayer Office appealed the decisions. Turkcell replied this requests.

The Court partially accepted 12 of the cases filed for the cancellation of the fined tax assessment prepared for the year 2011. Turkcell appealed the decisions regarding the parts against Turkcell. The Large Tax Payers Office appealed the decisions regarding the parts against the Large Tax Payers Office. The Council of State rejected the stay of execution requests, made during the appeal process by Turkcell.

The Large Tax Payers Office has collected TL 80,355 (TL 77,480 and TL 2,875 overdue interest) calculated for the parts against Turkcell for the year 2011 by offsetting the receivables of Turkcell from Public Administrations.

The Court partially accepted 12 of the cases filed for the cancellation of the fined tax assessment prepared for the year 2010 (TL 65,950). The Company appealed the decisions regarding the parts against Turkcell.

The Court rejected the other 12 cases filed for the cancellation of the fined tax assessment (TL 122,802), related to the year 2012. Turkcell appealed the respective decisions. The Council of State partially accepted the Company’s request for the stay of execution of the First Instance Court’s decisions during the appeal process.

In the case of payments, Turkcell shall pay the amounts subject to aforementioned lawsuits with their accrued interest. This interest would be calculated as a case by case basis. Accordingly, the interest that may be paid in some or all of the cases, could amount to a significant portion of the tax assessment.

Limited tax investigation has been performed for the year 2013, regarding the aforementioned case and any notification has been received regarding the result of the investigation by Turkcell.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 30 June 2016 (31 December 2015: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

19.	Commitments and Contingencies (continued)

19.4	Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees

ICTA commenced in-depth investigations, against the GSM operators, on the accuracy of the subscriber numbers report for the terms, 2004-2009, 2010-2011 and 2012 which are the essential for the payment of radio utilization and usage fees. As result of the investigations, ICTA imposed 3 dividual administrative fine to the Company in the total amount of TL 8,251. The administrative fines were paid within 1 month following the notification of the decision of ICTA, with 25% discount.  The Company filed lawsuits for the cancellation of aforementioned administrative fines and ICTA’s administrative acts implied on the Company for the collection of the radio utilization and usage fees which was claimed to have been paid deficiently. The cases are pending.

ICTA filed 4 lawsuits on 13 October 2014, 23 December 2014, 3 March 2015 and 11 April 2016 for the collection of the total amount of TL 196,383. The amount which was alleged that the Company paid deficiently by the ICTA decision took upon the investigation for the periods 2004 – 2009, 2010 – 2011, and 2012 on the radio utilization and usage fees, with its accrued interest, which will be calculated. The Courts decided to take expert report for the cases dated 13 October 2014, 23 December 2014 and 3 March 2015. The Courts decided to consolidate the lawsuits filed by ICTA on 13 October 2014 and 23 December 2014. The expert report has been notified to the Company, for the case dated 13 October 2014. The expert committee has requested additional information and documents from the parties with this report. The Company submitted its objections and declarations against the expert report. The cases are pending.

On the other hand, as a result of the investigation on the same subject for the period of 2013, ICTA has imposed an administrative fine to the Company in the amount of 2.989 TL and decided that the deficiently paid amount of 21.191 TL should be collected from the Company. The Company accrued provision for the amount TL 2,241 in the consolidated financial statements prepared as at and for the period ended 30 June 2016; since the administrative fine which was issued on 27 June 2016 will be paid within 1 month following the notification of the decision of ICTA, and 25% discount will be applied.

On the other hand, the related investigation on the same subject for the period of 2014 is currently pending and according to the inquiry of investigation which is notified to the Company, it is alleged that the amount of 124 TL have been paid deficiently.  Company’s written defense was submitted to ICTA within due date.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 30 June 2016 (31 December 2015: None).

19.5	2010-2014 Stamp Tax Inspection

Fiscal years between 2011 and 2014 were subjected to limited tax inspection on stamp tax by Large Tax Payers Group of Turkish Tax Inspection Board. Simultaneously; similar information for tax investigation was demanded for fiscal year 2010 that was assigned to Tax Assessment Committee. Probable corporate loss including interest is TL 19,663 for those investigations.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 30 June 2016 (31 December 2015: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

19.	Commitments and Contingencies (continued)

19.6	Other ongoing lawsuits

Within brief consolidated financial statements prepared as of 30 June 2016, obligations which are related to following ongoing disputes have been evaluated.

In the consolidated financial statements regarding the probability of an outflow of resources embodying economic benefits to settle the obligation, provisions amounting to TL 3,517 TL was recognized.

Subject	Anticipated Maximum Risk (excluding accrued interest)	Provision
Disputes related with Law on the Protection of Competition	204,026	-
Disputes related with ICTA	28,725	3,517

20.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s key management executive officers.

As at 30 June 2016 and 31 December 2015, none of the Group’s executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is TL 27,999, TL 41,464, TL 16,093 and TL 15,611 for the six and three months ended 30 June 2016 and 2015, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

20.	Related parties (continued)

Due from related parties – short term	30 June 2016	31 December 2015
Vimpelcom OJSC (“Vimpelcom”)	3,885	5,223
Azercell Telekom MMC (“Azercell”)	738	633
Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”)	709	83
Megafon OJSC (“Megafon”)	653	1,592
GSM Kazakhstan Ltd (“Kazakcell”)	28	1,662
Millenicom Telekomunikasyon AS (“Millenicom”) (*)	-	784
Other	620	1,783
	6,633	11,760

(*) Millenicom shares held by Cukurova Group were acquired by EWE Turkey Holding on 21 January 2016.

Due from related parties short term is shown net of allowance for doubtful debts amounting to TL 303 as at 30 June 2016 (31 December 2015: TL 302).

Due from Vimpelcom, Azercell , Megafon, and Millenicom resulted from telecommunications services such as interconnection and roaming.

Due from Krea resulted from rental circuit system, corporate internet services and data center services.

Due from Kazakcell, mainly resulted from the software services and telecommunications services such as interconnection and roaming.

Due to related parties – short term	30 June 2016	31 December 2015
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	3,273	3,491
Kyivstar GSM JSC (“Kyivstar”)	1,950	1,375
Other	1,200	1,689
	6,423	6,555

Due to Hobim resulted from invoice printing services and subscription documents services rendered by this company.

Due to Kyivstar mainly resulted from rendering telecommunications services such as interconnection and roaming.

The Group’s exposure to currency risk related to due from / (due to) related parties is disclosed in Note 17.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

20.	Related parties (continued)

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

	Six months ended		Three months ended
Revenues from related parties	30 June 2016	30 June 2015	30 June 2016	30 June 2015
Sales to Vimpelcom
Telecommunications services	13,691	10,959	6,220	5,836
Sales to Kyivstar
Telecommunications services	13,244	25,638	6,821	13,645
Sales to Teliasonera International
Telecommunications services	7,167	9,073	4,490	3,616
Sales to Megafon
Telecommunications services	6,273	8,132	1,595	3,717
Sales to Krea
Call center, fixed line services, rent and interest charges	2,217	2,469	1,096	1,173
Sales to Millenicom Telekomunikasyon AS (“Millenicom”) (*)
Telecommunications services	997	3,947	-	2,028
Sales to KVK Teknoloji(**)
Simcard and prepaid card sales	-	215,210	-	119,102

	Six months ended		Three months ended
Related party expenses	30 June 2016	30 June 2015	30 June 2016	30 June 2015
Charges from Kyivstar
Telecommunications services	20,278	27,658	10,488	13,212
Charges from Hobim
Invoicing and archiving services	15,133	14,449	8,586	7,225
Charges from Krea
Digital television broadcasting services	5,975	4,189	2,987	1,616
Charges from Teliasonera International
Telecommunications services	1,681	2,403	306	940
Charges from Megafon
Telecommunications services	1,131	2,521	508	1,064
Charges from Vimpelcom
Telecommunications services	1,102	3,219	562	1,267
Charges from Millenicom (*)
Telecommunications services	180	2,240	-	1,301
Charges from KVK Teknoloji (**)
Dealer activation fees and others	-	75,709	-	40,848

(*)  Millenicom’s shares held by Cukurova Group have been acquired by EWE Turkey Holding on 21 January 2016. Millenicom income and expenses include the transactions until 21 January 2016.
(**) KVK Teknoloji’s shares held by Cukurova Group have been acquired by MV Holding on 6 July 2015. KVK Teknoloji income and expenses include the transactions until 6 July 2015.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

20.	Related parties (continued)

The significant agreements are as follows:

Transactions with Vimpelcom:

Vimpelcom, a subsidiary of Alfa Group, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Kyivstar:

Alfa Group, one of the shareholders of the Company, holds the majority shares of Kyivstar. Kyivstar is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Teliasonera International:

Teliasonera International, one of the shareholders of the Company, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Megafon:

Megafon, a subsidiary of Sonera Holding, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Krea:

Krea, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s shareholders, Cukurova Group. SDIF took over the management of Krea in 2013.

There are no specific agreements between Turkcell and digital channels branded under Digiturk name. Every year, as in every other media channel, standard ad spaces are purchased on a spot basis. Also, Krea provides instant football content related to Spor Toto Super League to the Company to be delivered to mobile phones and tablets.

The Company has agreements for fixed telephone, leased line, corporate internet, and data center services provided by the Company’s subsidiary Turkcell Superonline.

The Company’s subsidiary Global Bilgi is also providing call center services for Krea.

Çukurova Holding has signed a share purchase agreement with BeIN Media Group related to the sale of their shares in Krea. Share transfer is not finalized as at 30 June 2016.

Transactions with Millenicom:

Millenicom shares held by Cukurova Group were acquired by EWE Turkey Holding on 21 January 2016. Millenicom is rendering and receiving telecommunications services such as interconnection and roaming.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

20.	Related parties (continued)

Transactions with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with monthly invoice printing services, manages archiving of invoices and subscription documents. Prices of the agreements are determined through alternative proposals’ evaluation.

21.	Subsidiaries

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 30 June 2016 and 31 December 2015 are as follows:

			Effective Ownership Interest

Subsidiaries	Country of		30 June	31 December
Name	Incorporation	Business	2016 (%)	2015 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global Bilgi	Turkey	Customer relations management	100	100
Turktell Bilisim	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline	Turkey	Telecommunications	100	100

Turkcell Satis	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and Development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Turkcell Interaktif	Turkey	Radio and television broadcasting	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik	Turkey	Telecommunications	100	100
Beltur	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Turkcell Odeme	Turkey	GSM services	100	100
Euroasia	Netherlands	Telecommunications	100	100
lifecell (*)	Ukraine	Telecommunications	100	100
Turkcell Finansman (**)	Turkey	Consumer financing services	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech LLC	Republic of Belarus	Research and Development	78	78
Inteltek	Turkey	Information and Entertainment Services	55	55
Azerinteltek	Azerbaijan	Information and Entertainment Services	28	28

(*)	The trade name of Astelit has changed as “lifecell LLC” as at 2 February 2016.
(**)	As at 22 October 2015, the consumer financing company is incorporated and has received official authorization as at 21 January 2016.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the six months ended 30 June 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

21.	Subsidiaries

The Company’s Board of Directors has decided to authorize management to carry out negotiations for the acquisition of 100% shares of İş Net Elektronik Bilgi Üretim Dağıtım Ticaret ve İletişim Hizmetleri Anonim Şirketi (“İş Net”), a subsidiary of İş Bank Group, and to execute all necessary actions in this respect, including submitting a binding offer.

22.	Subsequent events

The Company is evaluating to buy-back its shares which is subject to the approval of the Board of Directors. This is within the framework of the Capital Markets Board’s decision announced on 21 July 2016 as a result of recent developments in Turkish capital markets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 27, 2016	By:	/s/ Bedriye Hande Erel
	Name:	Bedriye Hande Erel
	Title:	Financial Control Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 27, 2016	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations and Business Development Director